This Prospectus Supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This Prospectus Supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed pursuant to General Instruction II.L. of Form F-10;
File No. 333-140435
SUBJECT TO COMPLETION, DATED FEBRUARY 26, 2007
PRELIMINARY PROSPECTUS SUPPLEMENT
To the base shelf prospectus dated February 16, 2007
SHAW COMMUNICATIONS INC.
$350,000,000
      % Senior Notes due 2017
The senior notes (the “Notes”) of Shaw Communications Inc. (“Shaw” or the “Corporation”) will bear interest at the rate of     % per year. Shaw will pay interest on the Notes on March     and September     of each year, beginning September     , 2007. The Notes will mature on March     , 2017. Shaw may redeem some or all of the Notes at any time at the greater of (i) 100% of the principal amount and (ii) the Canada Yield Price (as defined herein), plus, in either case, accrued interest thereon to the date of redemption. Shaw may also redeem all of the Notes at any time if certain changes affecting Canadian taxation occur. The Notes do not have the benefit of any sinking fund. The Notes will be unsecured obligations of Shaw and will rank equally with all other unsecured senior indebtedness of Shaw.
Investing in the Notes involves risks. See “Risk Factors” beginning on page 18 of the accompanying short form base shelf prospectus (the “Prospectus”).

	Price to	Underwriters’	Net Proceeds to
	the Public(1)	Commission(2)	the Corporation(3)

Per Note:	%	%	%
Total:	$	$	$

Notes:

(1)	Plus accrued interest from March , 2007, if settlement occurs after that date.

(2)	The Underwriters (as defined below) are entitled a commission of 0.90% per Note sold by closing to institutions and 1.75% per Note for all other sales. The Underwriters’ commission set forth in the table assumes the sale of $ million principal amount of Notes to institutions.

(3)	Before deducting expenses of the offering, estimated at $500,000, payable by the Corporation.
Neither the United States Securities and Exchange Commission (the “SEC”) nor any state securities regulator has approved or disapproved these securities, or determined if this Prospectus Supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offence in the United States.
This offering is made by Shaw, a foreign private issuer, which is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Prospectus Supplement and the Prospectus in accordance with Canadian disclosure requirements. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Shaw prepares its financial statements in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. Thus, they may not be comparable to financial statements of United States companies.
Owning the Notes may have tax consequences in both the United States and Canada. This Prospectus Supplement and the Prospectus may not describe these tax consequences fully. Please read the section titled “Certain Income Tax Considerations” in this Prospectus Supplement.
Enforcement of civil liabilities under United States federal securities laws may be affected adversely by the fact that Shaw is incorporated in Alberta, Canada, most of its officers and directors and some or all of the underwriters and experts named in this Prospectus Supplement and the Prospectus are residents of Canada, and all or a substantial portion of the assets of Shaw and said persons are located in Canada or other jurisdictions outside the United States.
TD Securities Inc., RBC Dominion Securities Inc., CIBC World Markets Inc., Scotia Capital Inc., GMP Securities L.P., Merrill Lynch Canada Inc. and National Bank Financial Inc. (the “Underwriters”), have agreed to purchase the Notes from the Corporation subject to the terms and conditions set forth in the Underwriting Agreement referred to under “Plan of Distribution” in this Prospectus Supplement. The effective yield of the Notes, if held to maturity, is     %.
The Underwriters, as principals, conditionally offer the Notes, subject to prior sale, if, as and when issued by Shaw and delivered to and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement and subject to the approval of certain legal matters on behalf of Shaw by Fraser Milner Casgrain LLP, with respect to matters of Canadian law, and by Sherman & Howard L.L.C., with respect to matters of United States law, and on behalf of the Underwriters by McCarthy Tétrault LLP, with respect to matters of Canadian law, and by Skadden, Arps, Slate, Meagher & Flom LLP, with respect to matters of United States law. Closing of the offering and delivery of the Notes in book-entry form only through CDS Clearing and Depository Services Inc. (“CDS”) is expected to occur on or about March     , 2007, but in any event not later than March     , 2007. There is no market through which the Notes may be sold and purchasers may not be able to resell Notes purchased under this Prospectus Supplement. This may affect the pricing of the Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the Notes and the extent of issuer regulation. See “Risk Factors” on page 18 of the Prospectus. Subject to applicable laws, the Underwriters may, in conjunction with the offering of the Notes, effect transactions which stabilize or maintain the market price of the Notes at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.
Each of TD Securities Inc., RBC Dominion Securities Inc., CIBC World Markets Inc., Scotia Capital Inc., Merrill Lynch Canada Inc. and National Bank Financial Inc. is an affiliate of a lender to Shaw and to which Shaw is currently indebted. Consequently, Shaw may be considered to be a connected issuer of each of these Underwriters (the “Connected Underwriters”) for the purposes of Canadian securities laws. A portion of the net proceeds of the sale of the Notes will be used to reduce indebtedness of Shaw to such affiliates of the Connected Underwriters. See “Relationship Between Shaw and Certain Underwriters” and “Use of Proceeds”.
TD Securities

RBC Capital Markets

CIBC World Markets

Scotia Capital

GMP Securities L.P.

Merrill Lynch & Co.

NBF Securities (USA) Corp.
The date of this Prospectus Supplement is                     , 2007

Prospectus Supplement
Prospectus

ABOUT THE PROSPECTUS	2
WHERE YOU CAN FIND MORE INFORMATION	3
FORWARD LOOKING STATEMENTS	4
BUSINESS OF THE CORPORATION	5
USE OF PROCEEDS	5
EARNINGS COVERAGE	6
DESCRIPTION OF DEBT SECURITIES	6
CERTAIN INCOME TAX CONSIDERATIONS	18
RISK FACTORS	18
LEGAL MATTERS	19
DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT	19
PLAN OF DISTRIBUTION	20
EXPERTS	20

IMPORTANT NOTICE ABOUT INFORMATION IN
THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS
      This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Notes being offered. The second part, the Prospectus, gives more general information, some of which may not apply to the Notes being offered.
      If the description of the Notes varies between this Prospectus Supplement and the Prospectus, you should rely on the information in this Prospectus Supplement.
      You should rely on the information contained in or incorporated by reference in this Prospectus Supplement and the Prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the Underwriters are not, making an offer to sell the Notes in any jurisdiction where the offer or sale is not permitted by law.
      This Prospectus Supplement and the Prospectus are part of a registration statement on Form F-10 relating to our Debt Securities that we filed with the SEC.
      In this Prospectus Supplement, all capitalized terms and acronyms used and not otherwise defined herein have the meanings provided in the Prospectus. All financial information included and incorporated by reference in this Prospectus Supplement and the Prospectus is determined using generally accepted accounting principles in Canada (“Canadian GAAP”), which may differ from generally accepted accounting principles in the United States (“U.S. GAAP”). Therefore, the consolidated financial statements of Shaw incorporated by reference in this Prospectus Supplement and the Prospectus and the documents incorporated by reference herein and therein may not be comparable to financial statements prepared in accordance with U.S. GAAP. You should refer to the notes to our audited consolidated financial statements for a discussion of the principal differences between our financial results calculated under Canadian GAAP and U.S. GAAP.
CURRENCY EXCHANGE RATES
      Unless otherwise specified, all dollar amounts contained herein are expressed in Canadian dollars, and references to “dollars”, “Cdn$” or “$” are to Canadian dollars and references to “US$” are to United States dollars.
      The following table sets forth, for each period indicated, the high and low exchange rates and the average of such exchange rates on the last business day of each month during such period, based on the noon buying rate in The City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”). These rates are set forth as United States dollars per Cdn$1.00. On February 26, 2007, the inverse of the noon buying rate was Cdn$1.00 equals US$0.8621.

	Three Months Ended
	November 30,		Year Ended August 31,

	2006	2005	2006	2005	2004

High	0.9048	0.8615	0.9100	0.8493	0.7880
Low	0.8715	0.8405	0.8405	0.7651	0.7158
Average	0.8879	0.8554	0.8765	0.8160	0.7518
DOCUMENTS INCORPORATED BY REFERENCE
      This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of the offering of the Notes. Other documents are also incorporated or deemed to be incorporated by reference into the Prospectus. See “Where You Can Find More Information” in the Prospectus.
      Information has been incorporated by reference in this Prospectus Supplement from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Shaw Communications Inc., Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta, T2P 4L4 (telephone (403) 750-4500) or by accessing those disclosure documents through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which may be accessed at www.sedar.com or on the website maintained by the SEC which may be accessed at www.sec.gov. For the purpose of the Province of Québec, this Prospectus Supplement contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Chief Financial Officer of Shaw Communications Inc. at the above-mentioned address and telephone number or by accessing SEDAR.
      Under the short form prospectus system adopted by the securities commissions and other regulatory authorities in each of the provinces of Canada and under the multijurisdictional disclosure system adopted by the United States and Canada, we are permitted to incorporate by reference the information we file with securities commissions in Canada, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this Prospectus Supplement and the Prospectus. The following documents, which were filed with the securities commission or other similar authority in each of the provinces of Canada and filed with or furnished to the SEC are specifically incorporated by reference in, and form an integral part of, this Prospectus Supplement and the Prospectus:

(a)	the annual information form of Shaw dated November 29, 2006;

(b)	the audited consolidated balance sheets of Shaw as at August 31, 2006 and 2005 and the consolidated statements of income and deficit and cash flows for the three years ended August 31, 2006 together with the notes thereto and the auditors’ reports thereon;

(c)	management’s discussion and analysis of the financial condition and operations of Shaw with respect to the year ended August 31, 2006;

(d)	the unaudited consolidated balance sheet of Shaw as at November 30, 2006 and the unaudited interim consolidated statements of income and deficit and cash flows for the three months ended November 30, 2006 and 2005;

(e)	management’s discussion and analysis of the financial condition and operations of Shaw with respect to the three months ended November 30, 2006; and

(f)	the management proxy information circular dated December 7, 2006 relating to the annual general meeting of shareholders of the Corporation held on January 11, 2007.
      Any documents of the type referred to in the preceding paragraph or similar material, including all annual information forms, all information circulars, all financial statements and management’s discussion and analysis relating thereto, all material change reports (excluding confidential material change reports, if any), all business acquisition reports, all updated earnings coverage ratio information, as well as all prospectus supplements related to this offering and disclosing additional or updated information filed by us with securities commissions or similar authorities in the relevant provinces of Canada subsequent to the date of this Prospectus Supplement and prior to the termination of any offering under this Prospectus Supplement shall be deemed to be incorporated by reference into this Prospectus Supplement. Shaw also incorporates by reference into the registration statement of which this Prospectus Supplement and the Prospectus forms a part any information Shaw files with the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, if and to the extent expressly provided in such filings, until Shaw sells all of the Notes.
      Any statement contained in this Prospectus Supplement or the Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus Supplement or the Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus Supplement or the Prospectus to the extent that a statement contained in this Prospectus Supplement or the Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus Supplement or the Prospectus modifies or supersedes such prior statement. Any statement or document so modified or superseded shall not, except to the extent so modified or superseded, be incorporated by reference and constitute a part of this Prospectus Supplement and the Prospectus.
FORWARD LOOKING STATEMENTS
      Certain statements included and incorporated by reference in this Prospectus Supplement and the Prospectus constitute “forward-looking statements” within the meaning of applicable securities laws, including the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of Shaw to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this Prospectus Supplement or in the Prospectus, the words “anticipate”, “believe”, “expect”, “plan”, “intend”,

“estimate”, “target”, “guideline”, “goal” and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. Forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Shaw’s business and operations, plans and references to Shaw’s future success. These forward-looking statements are based on certain assumptions and analyses made by Shaw in light of Shaw’s experience and perception of historical trends, current conditions and expected future developments, as well as other factors Shaw believes are appropriate in the circumstances. However, Shaw cannot guarantee future results, levels of activity, performance or achievements and actual events or results may differ materially. Many factors, including those not within Shaw’s control, could cause Shaw’s actual results, performance or achievements to be materially different from the views expressed or implied by such forward-looking statements, including, but not limited to:

•	general economic, market or business conditions and industry trends;

•	opportunities (or lack thereof) that may be presented to and pursued by Shaw;

•	increased competition in Shaw’s markets and from the development of new markets for emerging technologies;

•	changing conditions in the entertainment, information and communications industries;

•	the Corporation’s status as a holding company with separate operating subsidiaries;

•	changes in laws, regulation and decisions by regulators in Shaw’s industries in both Canada and the United States;

•	the concentration of control of Shaw;

•	risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada and the United States; and

•	other risks and uncertainties described from time to time in Shaw’s reports and filings with Canadian and U.S. securities regulatory authorities.
      Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, Shaw’s actual results, performance or achievements may vary materially from those described herein or in the Prospectus. Consequently, all of the forward-looking statements made herein or in the Prospectus, and the documents incorporated by reference herein or therein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Shaw will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Shaw. You should not place undue reliance on any such forward-looking statements. Furthermore, the forward-looking statements contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein are made only as of the date of such document and Shaw expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any of the included forward-looking statements to reflect any change in expectations with regard to those statements or any other change in events, conditions or circumstances on which any such statement is based, except as required by law. New factors affecting Shaw emerge from time to time, and it is not possible for Shaw to predict what factors will arise or when. In addition, Shaw cannot assess the impact of each factor on its business or the extent to which any particular factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

SUMMARY OF THE OFFERING
      The following is a brief summary of some of the terms of this offering. For a more complete description of the terms of the Notes, see “Description of the Notes” in this Prospectus Supplement and “Description of Debt Securities” in the Prospectus. References to Shaw or the Corporation in this summary refer only to Shaw Communications Inc. and its successors, and not to any of its subsidiaries.

Issuer	Shaw Communications Inc.

Notes Offered	$350,000,000 aggregate principal amount of % Senior Notes due March , 2017 (the “Notes”).

Interest Rate	% per annum.

Interest Payment Dates	March and September of each year, commencing on September , 2007.

Maturity	March , 2017.

Ranking	The Notes will be senior unsecured obligations of Shaw and will rank equally and ratably with all existing and future senior unsecured indebtedness of Shaw. The Notes will effectively rank behind all existing and future indebtedness and other liabilities, including trade liabilities, of Shaw’s subsidiaries. As at November 30, 2006, indebtedness and other liabilities of Shaw’s subsidiaries totalled approximately $573 million, excluding intercompany liabilities, deferred credits and future income taxes.

Additional Amounts	Any payments with respect to the Notes made by Shaw will be made without withholding or deduction for Canadian taxes, unless required by law or the interpretation or administration thereof, in which case Shaw will pay such additional amounts as may be necessary so that the net amount received by holders of the Notes (other than certain excluded holders) after such withholding or deduction will not be less than the amount that would have been received in the absence of such withholding or deduction. See “Description of the Debt Securities — Payment of Additional Amounts” in the Prospectus.

Redemption	The Notes will be redeemable at Shaw’s option at any time, in whole or in part, prior to maturity at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes, or (ii) the Canada Yield Price (as defined herein), plus, in either case, accrued interest thereon to the date of redemption. The Corporation may also redeem all of the Notes if certain events occur involving Canadian taxation. See “Description of the Notes — Optional Redemption” and “— Redemption for Changes in Canadian Tax Law” in this Prospectus Supplement.

Sinking Fund	None.

Certain Covenants	The Indenture (as defined herein) governing the Notes will restrict the ability of the Corporation and its subsidiaries to incur liens, enter into sale and leaseback transactions and consolidate, merge or transfer all or substantially all of Shaw’s assets and the assets of its subsidiaries on a consolidated basis. In addition, the Indenture will limit Shaw’s subsidiaries’ ability to incur additional indebtedness. These covenants are subject to important qualifications and limitations. See “Description of Debt Securities — Certain Covenants” in the Prospectus.

Use of Proceeds	The net proceeds from the sale of the Notes offered hereby, after payment of expenses of the offering and Underwriters’ commission, are estimated to be $ million. The aggregate net proceeds of this offering will be used for debt repayment, for working capital and for general corporate purposes. See “Use of Proceeds” and “Capitalization”.

Governing Law	The Notes and the Indenture (as defined herein) will be governed by the laws of the Province of Alberta.

SHAW COMMUNICATIONS INC.
      Shaw (together with its subsidiaries) is a diversified Canadian communications company whose core business is providing cable television, Internet, Digital Phone, telecommunications and satellite direct-to-home services to approximately 3.2 million customers as of November 30, 2006. Shaw’s total revenue for the years ended August 31, 2006 and 2005, was approximately $2.5 billion and $2.2 billion, respectively. As at November 30, 2006, Shaw had assets of approximately $7.7 billion. Shaw’s executive offices are located at Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta, Canada, T2P 4L4; telephone number (403) 750-4500.
USE OF PROCEEDS
      The net proceeds from the sale of the Notes offered hereby, after payment of estimated expenses of the offering and the Underwriters’ commission, are estimated to be $                 million. The net proceeds of this offering will be used for debt repayment, for working capital and for general corporate purposes.

CAPITALIZATION
      The following table summarizes the consolidated capitalization of Shaw as at November 30, 2006, both actual and as adjusted to give effect to the issuance of the Notes, the application of the net proceeds thereof as described under “Use of Proceeds” and for other significant changes in capitalization that have occurred since November 30, 2006 described below. The information presented below has been derived from the unaudited interim consolidated financial statements of the Corporation and should be read in conjunction with the financial statements of the Corporation incorporated by reference herein, as described under “Documents Incorporated by Reference” in this Prospectus Supplement.

	November 30, 2006

Designation	Actual	As Adjusted(1)

	(in thousands of dollars)
Long-term debt
Corporate:
Bank loans(3)(4)	305,000	—
Senior Notes due October 17, 2007(2)(4)	296,760	296,760
Senior Notes due November 16, 2012(4)	450,000	450,000
Senior Notes due November 20, 2013(4)	350,000	350,000
US$Senior Notes (US$440 million) due April 11, 2010 (4)	502,568	502,568
US$Senior Notes (US$225 million) due April 6, 2011 (4)	256,995	256,995
US$Senior Notes (US$300 million) due December 15, 2011(4)	342,660	342,660
Senior Notes due May 9, 2016(4)	300,000	300,000
Senior Notes due March , 2017 — offered hereby	—	350,000
COPrS:
Due September 30, 2027(4)	100,000	100,000
Other subsidiaries:
Videon Cablesystems Inc. 8.15% Senior Debentures due April 26, 2010(4)	130,000	130,000
Burrard Landing Lot 2 Holdings Partnership(4)	22,900	22,900

Total long-term debt	3,056,883	3,101,883

Shareholders’ equity
Class A shares and Class B non-voting shares	1,988,917	2,035,810
Contributed surplus	6,102	6,102
Deficit and cumulative translation adjustment	(123,459)	(123,459)

Total shareholders’ equity	1,871,560	1,918,453

Total capitalization	4,928,443	5,020,336

Notes:

(1)	Subsequent to November 30, 2006 the following significant changes in capitalization have occurred: share capital has increased as a result of Class B shares being issued on exercise of stock options for proceeds of approximately $46 million and the Corporation repaid approximately $120 million on its bank loans.

(2)	Includes current portion of long term debt of $297 million.

(3)	The Corporation’s bank loans are provided pursuant to a revolving credit facility which is described in note 9 to the Corporation’s annual audited consolidated financial statements incorporated by reference herein.

(4)	The general terms and respective priorities of the indebtedness set out in the table above are detailed in note 9 to the Corporation’s annual audited consolidated financial statements incorporated by reference herein.

DESCRIPTION OF THE NOTES
      The following description of the Notes offered hereby supplements the description of the general terms of the Debt Securities set forth in the Prospectus under “Description of Debt Securities” and should be read in conjunction with that description. The description of the Notes herein shall prevail to the extent of any inconsistency.
      The Notes offered hereby will be issued under an indenture (the “Trust Indenture”) dated February 26, 2007 as supplemented by a first series supplement to be dated the date of closing of this offering (the “Supplemental Indenture”) between the Corporation and Computershare Trust Company of Canada (the “Trustee”) providing for, among other things, the creation and issue of the Notes. The Trust Indenture and the Supplemental Indenture are collectively referred to in this Prospectus Supplement as the “Indenture”.
      For the purposes of the following description only, the term “Corporation” refers to Shaw Communications Inc. and not to any of its subsidiaries. Other capitalized terms used herein that are not defined in this Prospectus Supplement or the Prospectus are defined in the Indenture.
General
      The Notes will mature on March     , 2017. The Notes will bear interest at the rate per annum set forth on the cover page of this Prospectus Supplement from the date of original issuance, or from the most recent date to which interest has been paid or duly provided for, payable semi-annually in arrears on each March     and September     (the “Interest Payment Dates”), commencing on September     , 2007, to the persons in whose names the Notes are registered at the close of business on February     or August     (the “Regular Record Dates”), as the case may be, immediately prior to such Interest Payment Dates, regardless of whether any such Regular Record Date is a business day. Interest on the Notes will be computed on the basis of a 365-day year.
      The Corporation may from time to time, without the consent of the holders of the Notes, create and issue additional securities under the Indenture in addition to the Notes.
      The Notes will be unsecured and unsubordinated obligations of the Corporation and will rank pari passu in right of payment with all existing and future unsecured, unsubordinated obligations of the Corporation. The Indenture will not limit the ability of the Corporation to incur additional indebtedness.
      Substantially all of Shaw’s business activities are operated by its subsidiaries. As a holding company, the Corporation’s ability to meet its financial obligations is dependent primarily upon the receipt of interest and principal payments on intercompany advances, management fees, cash dividends and other payments from its subsidiaries, together with proceeds raised by the Corporation through the issuance of equity and the incurrence of debt, and from the proceeds from the sale of assets. In addition, because the Corporation is a holding company, the Notes are effectively subordinated to all existing and future liabilities, including trade payables and other indebtedness, of the Corporation’s Subsidiaries, except to the extent the Corporation is a creditor of such Subsidiaries. As at November 30, 2006, indebtedness and other liabilities of Shaw’s subsidiaries totalled approximately $573 million, excluding intercompany liabilities, deferred credits and future income taxes.
      The Notes will be issued in fully registered form only in denominations of $1,000 and integral multiples thereof. The Notes will initially be issued as global notes (the “Global Notes”). Beneficial interests in the Global Notes representing the Notes will be shown on, and transfers thereof will be effected only through, records maintained by CDS and its participants. See “— The Depositary, Book-Entry and Settlement”.
      As described herein, under certain limited circumstances, the Notes may be issued in certificated non-book-entry form in exchange for a Global Note. See “— The Depositary, Book-Entry and Settlement”. In the event that the Notes are issued in certificated non-book-entry form, the Notes will be issued in denominations of $1,000, and integral multiples thereof. Payments on Notes issued as a Global Note will be made to CDS or a successor depositary. In the event that the Notes are issued in certificated non-book-entry form, the transfer of such Notes will be registrable and such Notes will be exchangeable for Notes in other denominations of a like aggregate principal amount at the corporate trust office of the Trustee, 600, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8 (telephone number: (403) 267-6894) or its designated agent. Payment of principal and interest will be effected, in respect of Notes represented by Global Notes, by wire transfer of immediately available funds to the accounts specified by CDS and, in respect of certificated securities, by wire of immediately available funds to the accounts specified by holders thereof or if no such account is specified to each such holder’s registered address.

Optional Redemption
      The Notes will be redeemable, in whole or in part, at the option of the Corporation at any time and from time to time at a redemption price equal to the greater of:

(1)	100% of the principal amount of the Notes, or

(2)	the Canada Yield Price (as defined below);
plus, in each case, accrued interest on the outstanding principal amount of each Note called for redemption to the date of redemption. The Notes will not be subject to redemption at the election of the holders of the Notes.
      “Canada Yield Price” means in respect of any redemption of the Notes issued under the Indenture, a price, as determined by the Independent Investment Banker (as defined below), equal to the sum of the present values of the remaining scheduled payments of principal and interest on the Notes (not including any portion of the payments of interest accrued as of the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 365-day year) at the Government of Canada Yield, plus, until March     , 2009,                 basis points and, thereafter,                 basis points.
      “Government of Canada Yield” means, with respect to any redemption date, the arithmetic average, as determined by the Independent Investment Banker, of the yield to maturity on the third business day preceding the redemption date, compounded semi-annually, which a non-callable Government of Canada Bond would carry if issued in Canadian Dollars in Canada, at 100% of its principal amount on such date with a term to maturity which most closely approximates the remaining term to maturity of the Notes to be redeemed from such day as quoted by the Independent Investment Banker at 5:00 p.m. on such day.
      “Independent Investment Banker” means TD Securities Inc. or its successor; provided, however, that if it shall cease to be a primary Canadian Government securities dealer in Toronto, Ontario, the Corporation shall substitute for it another primary Canadian Government securities dealer in Toronto, Ontario.
      Notice of any such redemption will be given at least 15 days but not more than 60 days before the redemption date to each holder of the Notes to be redeemed.
      Unless the Corporation defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portion of the Notes called for redemption.
Purchase for Cancellation
      Provided an Event of Default is not continuing, the Corporation will have the right to purchase any Notes in the market or by tender or private contract at prices that are negotiated between the Corporation and willing holders of Notes. Notes so purchased by the Corporation will be cancelled and will not be reissued.
Redemption for Changes in Canadian Tax Law
      The Notes will be subject to redemption, in whole but not in part, at the option of the Corporation at any time at a redemption price equal to 100% of the outstanding principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if (x) the Corporation determines that (a) as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in or amendment to official position of such taxing authority regarding application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the date of the Supplemental Indenture, the Corporation has or will become obligated to pay, on the next succeeding Interest Payment Date, Additional Amounts or (b) on or after the date of the Supplemental Indenture, any action has been taken by any taxing authority of Canada or any political subdivision thereof, or any decision has been rendered by a court of competent jurisdiction in Canada or any political subdivision or taxing authority thereof, including any of those actions specified in clause (a) above, whether or not such action was taken or decision was rendered with respect to the Corporation, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to the Corporation of legal counsel of recognized standing, will result in an obligation to pay, on the next succeeding Interest Payment Date, Additional Amounts with respect to any Notes and (y) in any such case the Corporation in its business judgment determines that such obligation cannot be avoided by the use of reasonable measures available to the Corporation; provided however, that (i) no such notice of redemption may be given earlier than 90 days prior to the earliest date on which the Corporation would be obligated to pay such Additional Amounts and (ii) at the time such notice of redemption is given, such obligation to pay such Additional Amounts remains in effect.
      In the event that the Corporation elects to redeem the Notes pursuant to the provisions set forth in the preceding paragraph, the Corporation shall deliver to the Trustee a certificate, signed by an authorized officer, stating that the Corporation is entitled to redeem the Notes pursuant to their terms.
      Notice of intention to redeem the Notes will be given to each holder of the Notes not more than 60 nor less than 15 days prior to the date fixed for redemption and will specify the date fixed for redemption.
Governing Law
      The Notes and the Indenture will be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.
The Depositary, Book-Entry and Settlement
      Except as otherwise provided below, the Notes will be represented in the form of one or more fully registered global notes (each a “Global Note”) held by, or on behalf of, CDS as depositary of Global Notes for the participants (the “participants”) of CDS registered in the name of CDS or its nominee, and registration of ownership and transfers of the Notes will be made through the depository system of CDS. On the closing date of this offering, CDS will credit interests in Global Notes representing the notes to the accounts of its participants as directed by the Underwriters. Direct and indirect participants in CDS, including The Depositary Trust Company (“DTC”), Euroclear Bank S.A./ N.V., as operator of the Euroclear System (“Euroclear”), and Clearstream Banking, société anonyme (“Clearstream, Luxembourg”), on behalf of their respective accountholders, will record beneficial ownership of the Notes on behalf of their respective accountholders.
      Except as described below, no purchaser of Notes will be entitled to a certificate or other instrument from the Corporation or CDS evidencing that purchaser’s ownership thereof, and no holder of a beneficial interest in the Notes will be shown on the records maintained by CDS except through book-entry accounts of a participant of CDS acting on behalf of beneficial owners. Each purchaser of Notes will receive a confirmation of purchase from the Underwriters. CDS will be responsible for establishing and maintaining book-entry accounts for its participants having interests in Global Notes. Sales of interests in Global Notes can only be completed through participants in the depository service of CDS.
      Certificated securities will be issued to holders or their nominees, other than CDS or its nominee, only if (i) required to do so by applicable law, (ii) the depository system of CDS ceases to exist, (iii) the Corporation determines that CDS is no longer willing or able to discharge properly its responsibility as depositary and the Corporation is unable to locate a qualified successor, or (iv) the Corporation at its option elects to terminate the book-entry system administered by CDS.
      The Corporation, the Underwriters and the Trustee will not have any liability for (i) records maintained by CDS relating to beneficial interest in the Notes or the book-entry accounts maintained by CDS, (ii) maintaining, supervising or reviewing any records relating to any such beneficial ownership interest, or (iii) any advice or representation made or given by CDS and made or given herein with respect to the rules and regulations of CDS or any action to be taken by CDS or at the direction of the participants.
      The Indenture will require that payments in respect of the Notes represented by Global Notes (including principal, premium, if any, and interest, if any) be effected by wire transfer of immediately available funds to the accounts specified by CDS. With respect to certificated securities, the Corporation will make all payments of principal, premium, if any, and interest, if any, by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a cheque to each such holder’s registered address. The Corporation expects that secondary trading in any certificated securities will also be settled in immediately available funds.
      As long as CDS or its nominee is the registered holder of Global Notes, CDS or its nominee, as the case may be, will be considered to be the sole owner of Global Notes for the purposes of receiving payments of interest on and principal of Global Notes and premium, if any. The Corporation expects that CDS or its nominee, upon receipt of any payment of principal, interest, or premium, if any, in respect of Global Notes, will credit participants’ accounts, on the date principal or interest is payable, with payments in amounts proportionate to their respective interests in the principal amount of Global Notes as shown on the records of CDS or its nominee at the close of business on the Regular Record Date, with respect to the payment of interest, and at maturity, with respect to the payment of principal. The Corporation also expects that payments of principal and interest by participants to the owners of beneficial interests in Global Notes held through such participants will be governed by standing instructions and customary practices, and will be the responsibility of such participants. The responsibility and liability of the Corporation in respect of Notes represented by Global Notes is limited to making payment of any principal and interest due on such Global Notes to the Trustee.
      Transfers of beneficial ownership in Notes represented by Global Notes will be effected through the records maintained by CDS or its nominee for such Global Notes with respect to the interests of participants, and on the records of participants with respect to interests of Persons other than participants. Beneficial owners who are not participants in the depository service of CDS, but who desire to purchase, sell or otherwise transfer ownership of or other interest in Global Notes, may do so only through participants in the depository service of CDS.
      The ability of a beneficial owner of an interest in a Note represented by Global Notes to pledge the Note or otherwise take action with respect to such owner’s interest in a Note represented by Global Notes (other than through a participant) may be limited due to the lack of a physical certificate.
DTC, Euroclear and Clearstream, Luxembourg
      Noteholders may hold their Notes through the accounts maintained by DTC, Euroclear or Clearstream, Luxembourg in CDS only if they are participants of those systems, or indirectly through organizations which are participants of those systems.
      DTC, Euroclear and Clearstream, Luxembourg will hold book-entry positions on behalf of their participants on the books of CDS. All securities in DTC, Euroclear or Clearstream, Luxembourg are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts.
      Transfers of Notes by Persons holding through Euroclear or Clearstream, Luxembourg participants will be effected through CDS, in accordance with CDS rules, and on behalf of the relevant European international clearing system by its depositaries. However, such transactions will require delivery of transfer instructions to the relevant European international clearing system by the participant in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transfer meets its requirements, deliver instructions to its depositaries to take action to effect transfer of the Notes on its behalf by delivering Notes through CDS and receiving payment in accordance with its normal procedures. Payments with respect to the Notes held through Euroclear or Clearstream, Luxembourg will be credited to the cash accounts of Euroclear participants or Clearstream, Luxembourg participants in accordance with the relevant system’s rules and procedures, to the extent received by its depositaries.
      Although the Corporation will make all payments of principal and interest on the Notes in Canadian dollars, holders of Notes held through DTC will receive such payments in U.S. dollars, except as set forth below. Canadian dollar payments received by CDS will be exchanged into U.S. dollars and paid directly to DTC in accordance with procedures established from time to time by CDS and DTC. All costs of conversion will be borne by holders of Notes held through DTC who receive payments in U.S. dollars. Holders of Notes held through DTC may elect, through procedures established from time to time by DTC and its participants, to receive Canadian dollar payments, in which case such Canadian dollar amounts will be transferred directly to Canadian dollar accounts designated by such holders to DTC.
      Any such procedures once established may be changed or discontinued by CDS, DTC, Euroclear or Clearstream, Luxembourg, as the case may be, at any time.
Foreign Exchange Risk
      The Notes are denominated in Canadian dollars and all payments in respect of the Notes are to be made in Canadian dollars. An investment in the Notes by a purchaser not resident in Canada that conducts its business or activities in a currency (the “home currency”) other than Canadian dollars entails significant risks not associated with a similar investment in a security denominated in the home currency. Such risks include the possibility of significant changes in rates of exchange between the home currency and the Canadian dollar and the possibility of the imposition or modification of foreign exchange controls with respect to the home currency or Canadian dollar. Such risks generally depend on events over which the Corporation has no control, such as economic and political events and the supply of, and demand for, the Canadian dollar and the home currency. In recent years, rates of exchange for certain currencies have been highly volatile and such volatility may be expected to continue in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations in such rate that may occur during the term of the Notes. Depreciation of the Canadian dollar against the relevant home currency could result in a decrease in the effective yield on the Notes below their coupon rate and, in certain circumstances, could result in a loss to the investor on a home currency basis.
      This description of foreign currency risks does not describe all of the risks of an investment in securities denominated in a currency other than the home currency. Prospective investors should consult their own financial and legal advisers as to the risks involved in an investment in the Notes.
EARNINGS COVERAGE
      The following consolidated financial ratios are calculated for the twelve-month periods ended August 31, 2006 and November 30, 2006 and give effect to the issuance of all of the Corporation’s long-term debt and repayment or redemption thereof subsequent to such dates, including debt to be issued pursuant to this offering. The ratios are based on the Corporation’s annual audited consolidated financial statements and unaudited interim consolidated financial statements incorporated by reference herein.

	Twelve months	Twelve months
	ended	ended
	November 30, 2006	August 31, 2006

Interest(1) (000$)	$	$
Earnings(2)(000$)	$	$
Ratio of Earnings to Interest

Notes:

(1)	The annual interest requirements on long-term debt outstanding at August 31, 2006, have been adjusted to reflect issuance, repayment or redemption of long-term debt since August 31, 2006 and to give effect to the issuance of the Notes, and the application of the net proceeds thereof as described under “Use of Proceeds”.

(2)	Earnings are before deduction of interest on long-term debt and income taxes.
RATINGS OF THE NOTES
      The following table discloses the ratings of the Notes, and ratings outlooks, received by Shaw from the rating agencies indicated:

Ratings	Ratings Outlook	Rating Agency

BBB (low)	Stable	Dominion Bond Rating Service Limited (“DBRS”)
Ba1	Stable	Moody’s Investors Service, Inc. (“Moody’s”)
BB+	Positive	Standard & Poor’s Rating Services (“S&P”)
      DBRS’ credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BBB by DBRS is the fourth highest of ten categories and is assigned to debt securities considered to be of adequate credit quality. Protection of interest and principal is considered acceptable, but the entity is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the entity and its rated securities. The assignment of a “(high)” or “(low)” modifier within each rating category indicates relative standing within such category. The “high” and “low” grades are not used for the AAA and D categories.
      Moody’s credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of Ba by Moody’s is the fifth highest of nine categories and denotes obligations judged to have speculative elements and which are subject to substantial credit risk. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.
      S&P’s credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BB by S&P is the fifth highest of eleven categories.

According to the S&P rating system, debt securities rated BB have significant speculative characteristics but are less vulnerable in the near term than other lower rated obligations. However, an obligor rated BB faces major ongoing uncertainties and exposure to adverse business, financial or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitments. The addition of a plus (+) or minus (-) designation after a rating indicates the relative standing within a particular rating category.
      Each rating agency has several categories of long-term debt ratings that may be assigned to a particular issue. Prospective purchasers of the Notes should consult the rating organization with respect to the interpretation and implication of the foregoing ratings and outlooks.
      Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. The foregoing ratings should not be construed as a recommendation to buy, sell or hold the Notes, in as much as such ratings do not comment as to market price or suitability for a particular investor. Any of the foregoing ratings may be revised or withdrawn at any time by the respective rating organization if in its judgment circumstances so warrant.
CERTAIN INCOME TAX CONSIDERATIONS
      The following summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any prospective investor and no representation with respect to the tax consequences to any particular investor is made. Accordingly, prospective investors should consult with their own tax advisors for advice with respect to the income tax consequences to them of purchasing, holding or disposing of the Notes having regard to their own particular circumstances, including any consequences of an investment in the Notes arising under state, provincial, territorial or local tax laws in Canada or the United States or tax laws of jurisdictions outside Canada or the United States.
Certain Canadian Federal Income Tax Considerations
      In the opinion of Fraser Milner Casgrain LLP, counsel for Shaw, and McCarthy Tétrault LLP, counsel for the Underwriters, the following are as of the date hereof fair and adequate summaries of the material Canadian federal income tax consequences generally applicable to (a) a holder (a “Holder”) who acquires Notes pursuant to this offering and who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”), is or is deemed to be a resident of Canada, deals with Shaw at arm’s length, is not affiliated with Shaw and holds the Notes as capital property and (b) a holder (a “Non-Resident Holder”) who acquires Notes pursuant to this offering and who, for the purposes of the Tax Act, deals with Shaw at arm’s length, and is neither a resident of Canada nor deemed to be a resident of Canada. These summaries are based upon the current provisions of the Tax Act and the Regulations thereunder in force as of the date hereof, all specific proposals to amend the Tax Act and Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”), and counsel’s understanding of the current administrative and assessing policies of the Canada Revenue Agency (the “CRA”) published in writing prior to the date hereof. These summaries are not exhaustive of all possible Canadian income tax consequences and, except for the Proposed Amendments, do not take into account or anticipate any changes in the law or the administrative or assessing policies of the CRA whether by legislative, governmental or judicial action, nor do they take into account provincial or foreign tax considerations which may differ significantly from those discussed herein. There can be no assurance that the Proposed Amendments will be enacted in the current form or at all.
Residents of Canada
      A Holder will generally be considered to hold the Notes as capital property unless the Holder is a trader or dealer in securities, holds the Notes in the course of carrying on a business of buying and selling securities or has acquired the Notes as an adventure in the nature of trade. Certain Holders of Notes who might not otherwise be considered to hold their Notes as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. This summary does not apply to a Holder that is a financial institution within the meaning of section 142.2 of the Tax Act or to a Holder an interest in which is a “tax shelter investment”, within the meaning of section 143.2 of the Tax Act.
Interest on Notes
      A Holder of a Note that is a corporation, partnership, unit trust or any trust of which any corporation or partnership is a beneficiary, will be required to include in computing income for a taxation year all interest (or amounts deemed to be interest) that accrues to it on the Note to the end of that taxation year or that becomes receivable or is received by it before the end of the taxation year, except to the extent that the interest was included in computing its income for a preceding taxation year.
      Any other Holder, including an individual, will be required to include in computing income for a taxation year, all interest (or amounts deemed to be interest) on a Note that is received or receivable by the Holder in that taxation year (depending on the method regularly followed by the Holder in computing income).
Disposition
      On a disposition or deemed disposition of a Note (including the redemption of a Note by Shaw), a Holder will realize a capital gain (or sustain a capital loss), to the extent that the proceeds of disposition exceed (or are exceeded by), the adjusted cost base to the Holder of the Note and any reasonable expenses incurred for the purpose of making a disposition.
      On a disposition or deemed disposition of a Note, a Holder will generally be required to include in income for the taxation year in which the disposition occurs, any premium deemed to be interest and the amount of accrued interest from the date of the last interest payment to the extent that such amount has not otherwise been included in income for the year in which the disposition or deemed disposition occurs or a previous taxation year.
      A Holder who realizes a capital gain or sustains a capital loss on the disposition of a Note will be required to include in computing income for the taxation year of the disposition, one-half of the capital gain or will generally be entitled to deduct one-half of the capital loss against taxable capital gains realized by the Holder in the taxation year. Allowable capital losses not deducted in the taxation year in which they are realized may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following years against taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act.
Refundable Tax
      A Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable for a refundable tax of 6 2/3% on investment income, including interest and capital gains earned or realized in respect of the Notes.
Non-Residents of Canada
      The payment by Shaw of interest, premium, if any, or principal on the Notes to a Non-Resident Holder will be exempt from Canadian non-resident withholding tax under the Tax Act.
      No other taxes on income (including capital gains) will be payable under the Tax Act in respect of the holding, redemption or disposition of the Notes by Non-Resident Holders who do not use or hold and are not deemed to use or hold the Notes in carrying on business in Canada for the purposes of the Tax Act, except that in certain circumstances Non-Resident Holders who are carrying on an insurance business in Canada and elsewhere may be subject to such taxes.
Certain U.S. Federal Income Tax Considerations
      The following summary describes certain U.S. federal income tax consequences that may be relevant to the purchase, ownership and disposition of Notes by U.S. Holders (as defined below) who purchase Notes in this offering at the issue price set forth on the cover of this Prospectus Supplement and who hold the Notes as capital assets (“U.S. Holders”) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as dealers in securities or currencies, financial institutions, insurance companies, tax-exempt organizations, partnerships, real estate investment trusts, regulated investment companies, traders in securities or commodities that elect mark-to-market treatment, persons that are or, will hold Notes through, a partnership or other pass-through entity, persons holding the Notes as a part of a straddle, hedge, or conversion transaction or a synthetic security or other integrated transaction, U.S. Holders whose “functional currency” is not the U.S. dollar, and holders who are not U.S. Holders. In addition, this summary does not address the tax consequences applicable to subsequent purchasers of the Notes. Furthermore, the discussion below is based upon the provisions of the Code and United States Treasury regulations, rulings and judicial decisions under the Code as of the date of this Prospectus, and those authorities may be repealed, revoked or modified (possibly with retroactive effect) so as to result in federal income tax consequences different from those discussed below. There can be no assurance that the Internal Revenue Service (“IRS”) will take a similar view as to any of the tax consequences described in this summary.
      Persons considering the purchase, ownership or disposition of Notes should consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any state or of any local or foreign taxing jurisdiction.
      As used in this section, the term “U.S. Holder” means a holder of Notes that is for U.S. federal income tax purposes (i) a citizen or individual resident of the United States, (ii) a corporation or other entity created or organized in or under the laws of the United States or any political subdivision of the United States, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust, if a United States court is able to exercise primary supervision over the administration of the trust and one or more U.S. Persons have the authority to control all substantial decisions of the trust or if the trust has validly made an election to be treated as a U.S. Person under applicable United States Treasury regulations.
Payments of Interest
      The U.S. dollar value of interest paid on a Note (including any Canadian taxes withheld therefrom and including the receipt of proceeds from a sale, exchange or other disposition attributable to accrued but unpaid interest) will generally be includible by a U.S. Holder as ordinary income at the time the interest is paid or accrued, based on the U.S. Holder’s method of accounting for U.S. federal income tax purposes. In addition to interest on the Notes, a U.S. Holder will be required to include as income any additional amounts Shaw may pay to cover any Canadian taxes withheld from interest payments. As a result, a U.S. Holder may be required to include more interest in gross income than the amount of cash it actually receives.
      A U.S. Holder may be entitled to deduct or credit the amount of any foreign withholding tax, subject to applicable limitations in the Code. For U.S. foreign tax credit purposes, interest income described above generally will constitute foreign source income and will be treated as “passive category income” or “general category income” for United States foreign tax credit purposes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the credit under their particular circumstances.
      Generally, in the case of a cash method taxpayer, the U.S. dollar value of the foreign currency interest payment is determined based on the spot rate on the date of receipt. Generally, in the case of an accrual method taxpayer, the average U.S. dollar value of the accrued amounts is determined based on the average exchange rate during the interest accrual period, unless an election is made under the Treasury regulations to use a different exchange rate. Generally, an accrual method taxpayer will recognize exchange income or loss, which will constitute ordinary income or loss, with respect to accrued interest income on the date the interest payment is actually received. A U.S. Holder may have exchange gain or loss when it disposes of any Canadian dollars received.
Original Issue Discount
      It is not expected that the Notes will be issued with original issue discount. If, however, the Notes are issued with more than a de minimis amount of original issue discount, then such original issue discount would be treated for U.S. federal income tax purposes as interest accruing over the Notes’ term, and would be taxable as interest income as described above under “Payments of Interest”. A U.S. Holder’s adjusted tax basis in a Note would be increased by the amount of any original issue discount included in its gross income. In compliance with United States Treasury regulations, if Shaw determines that the Notes have original issue discount, Shaw will provide certain information to the IRS and/or U.S. Holders that is relevant to determining the amount of original issue discount in each accrual period.
Purchase, Sale, Exchange or Retirement of the Notes
      A U.S. Holder who converts U.S. dollars to Canadian dollars and immediately uses such Canadian dollars to purchase a Note will ordinarily not recognize exchange gain or loss in connection with such conversion and purchase. A U.S. Holder who purchases a Note with previously acquired Canadian dollars will recognize ordinary income or loss in an amount equal to the difference, if any, between such U.S. Holder’s tax basis in Canadian dollars and the U.S. dollar fair market value of the Note on the date of purchase. Such exchange gain or loss will generally constitute U.S. source gain or loss.

      Gain or loss will be recognized upon the sale, exchange or retirement of a Note in an amount equal to the U.S. dollar value of the amount received by a U.S. Holder upon such disposition (reduced by any amounts attributable to accrued but unpaid interest, which will be taxable as described above under “Payments of Interest”) less the U.S. dollar tax basis in the Note. A U.S. Holder’s tax basis in a Note will be the U.S. dollar value of the amount paid for the Note based on the exchange rate on the date of purchase of the Note. Gain or loss that is recognized will be treated as ordinary income or loss to the extent it is exchange gain or loss. Any gain or loss recognized by such a holder in excess of the exchange gain or loss will generally be capital gain or loss. Such gain or loss generally will constitute a long-term capital gain or loss if the Note was held by such U.S. Holder for more than one year and otherwise will be short-term capital gain or loss. The deductibility of capital losses is subject to limitations. In the case of a U.S. Holder who is a United States resident (as defined in Section 865 of the Code), any such gain or loss generally will be treated as U.S. source.
Backup Withholding and Information Reporting
      In general, information reporting requirements will apply to payments of principal and interest on a Note and payments of the proceeds of sale made within the United States (and, in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients (such as corporations). In addition, a backup withholding tax (currently at the rate of 28%) may apply to such payments if such a U.S. Holder fails to provide an accurate taxpayer identification number or otherwise fails to comply with applicable requirements of the backup withholding rules. Any amounts withheld under those rules will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability or refundable to the extent it exceeds such liability. A U.S. Holder who does not provide a correct taxpayer identification number may also be subject to penalties imposed by the IRS.
      This discussion is not intended or written to be used, and cannot be used, by any holder of the Notes for the purpose of avoiding penalties that may be imposed on the holder by the IRS. This discussion supports the promotion or marketing of the transactions or matters addressed herein. Each holder of the Notes should seek advice based on its particular circumstances from an independent tax advisor.
PLAN OF DISTRIBUTION
      Under the terms and subject to the conditions of an underwriting agreement (the “Underwriting Agreement”) dated                 among Shaw and the Underwriters, the Corporation has agreed to sell and the Underwriters have severally agreed, in the amounts set out below, to purchase, on or about                 or such other date as may be agreed upon, but not later than                 , subject to the terms and conditions stated therein, all but not less than all of the $350,000,000 aggregate principal amount of Notes at an aggregate price of $                ($                 per $1,000 principal amount of Notes), payable in cash to the Corporation against delivery of the Notes and payment of the underwriting commission described below.

Underwriters	Amount

TD Securities Inc.	$
RBC Dominion Securities Inc.	$
CIBC World Markets Inc.	$
Scotia Capital Inc.	$
GMP Securities L.P.	$
Merrill Lynch Canada Inc.	$
National Bank Financial Inc.	$

TOTAL:		$350,000,000

      The Underwriting Agreement provides that the Corporation will pay the Underwriters a commission of 0.90% per Note sold by closing to institutions and 1.75% per Note for all other sales. The Underwriting Agreement further provides that not less than $275,000,000 of the aggregate principal amount of Notes shall be sold to institutions.
      The Underwriters have advised Shaw that they propose initially to offer the Notes to the public at the public offering price set forth on the cover of this Prospectus Supplement and to certain dealers at that price less a concession not in excess of     % per Note. After the initial public offering, the public offering price and concession may be changed by the Underwriters.

      The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion on the basis of their assessment of financial markets and may also be terminated upon the occurrence of certain stated events. The Corporation is not obligated to sell less than all of the Notes.
      This offering is being made concurrently in all provinces of Canada and in the United States pursuant to the multijurisdictional disclosure system implemented by securities regulatory authorities in Canada and the United States. The Notes will be offered in Canada and the United States through the Underwriters, either directly or through their respective Canadian or U.S. broker-dealer affiliates or agents.
      Shaw has agreed to indemnify the Underwriters and their directors, officers and employees against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended, and applicable Canadian securities legislation, and to contribute to payments that the Underwriters and Shaw may be required to make in respect thereof.
      There is currently no public market for the Notes. Shaw does not intend to apply for listing of the Notes on any national securities exchange or for quotation of the Notes on any automated dealer quotation system. Shaw has been advised by the Underwriters that they presently intend to make a market in the Notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. Shaw cannot assure the liquidity of any trading market for the Notes or that an active public market for the Notes will develop. If an active trading market for the Notes does not develop, the market price and liquidity of the Notes may be adversely affected.
      The determination of the terms of the distribution was made through negotiations between Shaw and TD Securities Inc., on behalf of the Underwriters.
      In connection with the offering, the Underwriters are permitted to engage in overallotment, stabilizing transactions and syndicate covering transactions or purchases for the purpose of pegging, fixing or maintaining the price of the Notes. These transactions may raise the price of the Notes. Neither Shaw nor any of the Underwriters makes any representations or prediction as to the direction or magnitude of any effect that such transactions may have on the price of the Notes. In addition, neither Shaw nor any of the Underwriters makes any representation that the Underwriters will engage in those transactions or that these transactions, once commenced, will not be discontinued without notice.
RELATIONSHIP BETWEEN SHAW AND CERTAIN UNDERWRITERS
      The Connected Underwriters are affiliates of lenders (the “Lenders”) to the Corporation and to which the Corporation is presently indebted. Shaw was indebted to such Lenders for approximately $230 million as at November 30, 2006 under its credit facility, which indebtedness represented approximately 7.5% of the total indebtedness of Shaw as of that date (see “Capitalization”). Shaw is in compliance with the terms of its credit facility, is not in default under the credit agreement with the Lenders and none of the Lenders have waived any breach of the credit agreement since the execution thereof. The financial position of Shaw has not changed substantially since the indebtedness under the credit facility was incurred. None of the Lenders were involved in the decision to offer the Notes and none were involved in the determination of the terms of the distribution of the Notes. A portion of the net proceeds of the sale of the Notes will be used to reduce the indebtedness of Shaw to such Lenders. The Corporation may be considered to be a connected issuer of the Lenders within the meaning of applicable securities legislation. See “Use of Proceeds” and “Capitalization”.
      The offering will be conducted in the United States in accordance with NASD Conduct Rule 2710(h) because more than 10% of the net proceeds of the offering may be paid to members or affiliates of members of the National Association of Securities Dealers, Inc. participating in the offering. The yield of the Notes is not required to be recommended by a qualified independent underwriter which has participated in the preparation of the registration statement and performed its usual standard of due diligence with respect to that registration statement because the Notes have been rated in an investment grade category by a rating service acceptable to the National Association of Securities Dealers, Inc.

LEGAL MATTERS
      Certain legal matters in connection with the issue of the Notes will be passed upon for Shaw by Fraser Milner Casgrain LLP, Calgary, Alberta, with respect to matters of Canadian law, and by Sherman & Howard L.L.C., Denver, Colorado, with respect to matters of United States law, and certain legal matters in connection with the issue of the Notes will be passed upon for the Underwriters by McCarthy Tétrault LLP, with respect to matters of Canadian law, and by Skadden, Arps, Slate, Meagher & Flom LLP, with respect to matters of United States law.
      As of the date of this Prospectus Supplement, the partners and associates of each of Fraser Milner Casgrain LLP and McCarthy Tétrault LLP as a group beneficially own, directly or indirectly, less than 1% of Shaw’s outstanding securities.

February 16, 2007
Shaw Communications Inc.
$1 Billion
Debt Securities
Shaw Communications Inc. (“Shaw” or the “Corporation”) may offer for sale from time to time, during the 25 month period that this short form base shelf prospectus (“Prospectus”), including any amendments hereto, remains valid, debt securities (the “Debt Securities”) which may consist of debentures, notes or other types of debt securities and which may be issuable in series. Shaw may sell up to $1 billion in the aggregate principal amount of Debt Securities (or its equivalent in any other currency used to denominate the Debt Securities at the time of offering) or, if any Debt Securities are offered at an original issue discount, such greater amount as shall result in an aggregate offering price of $1 billion (or its equivalent in any other currency used to denominate the Debt Securities at the time of offering). Debt Securities may be offered in amounts, at prices, and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement (a “Prospectus Supplement”).
The specific terms of the Debt Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable, the specific designation, aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, the maturity, interest provisions, authorized denominations, offering price, covenants, events of default, terms for redemption or retraction (if any), exchange or conversion terms (if any), whether the debt is senior or subordinated and any other terms specific to the Debt Securities being offered. Where required by statute, regulation or policy, and where Debt Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Debt Securities will be included in the Prospectus Supplement describing such Debt Securities.
For the purpose of calculating the Canadian dollar equivalent of the aggregate principal amount of Debt Securities issued under this Prospectus from time to time, Debt Securities denominated in a currency (the “Securities Currency”) other than Canadian dollars will be translated into Canadian dollars at the date of issue of such Debt Securities using the spot wholesale transactions buying rate of the Bank of Canada for the purchase of Canadian dollars with the Securities Currency in effect as of noon (Toronto time) on the date of issue of such Debt Securities.
All shelf information permitted under applicable securities legislation to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Debt Securities to which the Prospectus Supplement pertains.
There is no market through which the Debt Securities may be sold and purchasers may not be able to resell Debt Securities purchased under this Prospectus. This may affect the pricing of the Debt Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Debt Securities and the extent of issuer regulation. See “Risk Factors”.
Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offence in the United States.
Offerings of Debt Securities hereunder are made by Shaw, a foreign private issuer, which is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Shaw has prepared the financial statements incorporated herein by reference in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. Thus, they may not be comparable to the financial statements of United States companies.
Prospective investors should be aware that the purchase of Debt Securities may have tax consequences both in the United States and Canada. This Prospectus or any applicable Prospectus Supplement may not describe these tax consequences fully. Investors should consult with their own tax advisors and read the tax discussion in this Prospectus and any applicable Prospectus Supplement.
Enforcement of civil liabilities under United States federal securities laws may be affected adversely by the fact that Shaw is incorporated in Alberta, Canada, most of its officers and directors and most of the experts named in this Prospectus are residents of Canada, and all or a substantial portion of the assets of Shaw and said persons are located in Canada or other jurisdictions outside the United States.
Shaw may offer and sell Debt Securities to or through underwriters or dealers purchasing as principals and also may offer and sell certain Debt Securities directly to other purchasers or through agents. A Prospectus Supplement relating to each issue of Debt Securities offered thereby will identify each underwriter, dealer or agent engaged by Shaw in connection with the sale of such issue and will set forth the terms of the offering of such Debt Securities, the method of distribution of such Debt Securities, including to the extent applicable, the proceeds to Shaw and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.
In connection with any underwritten offering of Debt Securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Debt Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.
The offering is subject to approval of certain legal matters on behalf of the Corporation by Fraser Milner Casgrain LLP, Calgary, Alberta and Sherman & Howard LLC, Denver, Colorado. No underwriter or dealer in Canada or the United States has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.
Shaw’s head and registered office is at Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta, T2P 4L4.

ABOUT THIS PROSPECTUS
      In this Prospectus, unless otherwise specified or the context otherwise requires, references to “Shaw”, the “Corporation”, “us”, “we” or “our” mean Shaw Communications Inc. and its consolidated subsidiaries. Unless otherwise specified, all dollar amounts contained herein are expressed in Canadian dollars, and references to “dollars”, “Cdn$” or “$” are to Canadian dollars and all references to “US$” are to United States dollars. All financial information included and incorporated by reference in this Prospectus is determined using generally accepted accounting principles in Canada (“Canadian GAAP”). “U.S. GAAP” means generally accepted accounting principles in the United States.
      This Prospectus is part of a registration statement on Form F-10 relating to our Debt Securities that we filed with the United States Securities and Exchange Commission (“SEC”). Under the registration statement, we may, from time to time, sell the Debt Securities described in this Prospectus in one or more offerings up to an aggregate offering amount of $1 billion. This Prospectus, which constitutes part of the registration statement, provides you with a general description of the Debt Securities that we may offer. Each time we sell Debt Securities under the registration statement, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering of Debt Securities. A Prospectus Supplement may also add, update or change information contained in this Prospectus. Before you invest, you should read both this Prospectus and any applicable Prospectus Supplement together with additional information described under the heading “Where You Can Find More Information”. This Prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, or the schedules or exhibits that are part of the registration statement. U.S. persons should refer to the registration statement and the exhibits thereto for further information with respect to Shaw and the Debt Securities.
      Shaw prepares its consolidated financial statements in accordance with Canadian GAAP, which may differ from U.S. GAAP. Therefore, the consolidated financial statements of Shaw incorporated by reference in this Prospectus, in any applicable Prospectus Supplement and in the documents incorporated by reference in this Prospectus or in any applicable Prospectus Supplement may not be comparable to financial statements prepared in accordance with U.S. GAAP. You should refer to the notes to our audited consolidated financial statements for a discussion of the principal differences between our financial results calculated under Canadian GAAP and U.S. GAAP.

WHERE YOU CAN FIND MORE INFORMATION
      Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Shaw Communications Inc., Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta, T2P 4L4 (telephone (403) 750-4500) or by accessing the Corporation’s disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) which may be accessed at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Chief Financial Officer of Shaw Communications Inc. at the above-mentioned address and telephone number or by accessing SEDAR.
      In addition to its continuous disclosure obligations under the securities laws of the provinces of Canada, Shaw is subject to certain of the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith files reports and other information with the SEC. Under the multijurisdictional disclosure system adopted by the United States, some reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, Shaw is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and Shaw’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, Shaw is not required to publish financial statements as promptly as U.S. companies. You may read any document Shaw furnishes to the SEC at the SEC’s public reference room at Room 1580, 100 F Street N.E., Washington, D.C. 20549. You may also obtain copies of the same documents from the public reference room of the SEC at 100 F Street N.E., Washington D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. As well, a free copy of any public document filed by Shaw with the SEC’s Electronic Data Gathering and Retrieval (“EDGAR”) system is available from the SEC’s website at www.sec.gov.
      Under the short form prospectus system adopted by the securities commissions and other regulatory authorities in each of the provinces of Canada and under the multijurisdictional disclosure system adopted by the United States and Canada, we are permitted to incorporate by reference the information we file with securities commissions in Canada, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this Prospectus. The following documents were filed with the securities commission or other similar authority in each of the provinces of Canada, are specifically incorporated by reference in, and form an integral part of, this Prospectus.

(a)	the annual information form of Shaw dated November 29, 2006;

(b)	the audited consolidated balance sheets of Shaw as at August 31, 2006 and 2005 and the consolidated statements of income and deficit and cash flows for the three years ended August 31, 2006 together with the notes thereto and the auditors’ reports thereon;

(c)	management’s discussion and analysis of the financial condition and operations of Shaw with respect to the year ended August 31, 2006;

(d)	the unaudited consolidated balance sheet of Shaw as at November 30, 2006 and the unaudited interim consolidated statements of income, deficit and cash flows for the three months ended November 30, 2006 and 2005;

(e)	management’s discussion and analysis of the financial condition and operations of Shaw with respect to the three months ended November 30, 2006; and

(f)	the management proxy information circular dated December 7, 2006 relating to the annual general meeting of shareholders of the Corporation held on January 11, 2007.
      Any documents of the type referred to in the preceding paragraph, or similar material, including all annual information forms, all information circulars, all financial statements and management’s discussion and analysis relating thereto, all material change reports (excluding confidential reports, if any), all business acquisition reports, all updated earnings coverage ratio information, as well as all Prospectus Supplements disclosing additional or updated information, filed by Shaw with securities commissions or similar authorities in the relevant provinces of Canada subsequent to the date of this Prospectus and prior to 25 months from the date hereof shall be deemed to be incorporated by reference into this Prospectus. Shaw also incorporates by reference all future annual reports and any other information Shaw files with the SEC pursuant to Section 13(a), 13(c), or 15(d) of the Exchange Act, if and to the extent expressly provided in such filings, until Shaw sells all of the Debt Securities.
      A Prospectus Supplement containing the specific variable terms of an offering of Debt Securities will be delivered to purchasers of such Debt Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the offering of the Debt Securities covered by that Prospectus Supplement.
      Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such prior statement. Any statement or document so modified or superseded shall not, except to the extent so modified or superseded, be incorporated by reference and constitute a part of this Prospectus.
      Upon a new annual information form and related annual financial statements being filed with and, where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, annual financial statements and all interim financial statements, material change reports and management proxy circulars filed prior to the commencement of the then current fiscal year will be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Debt Securities under this Prospectus.
      You should rely only on the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement and on the other information included in the registration statement of which this Prospectus forms a part. We are not making an offer of Debt Securities in any jurisdiction where the offer is not permitted by law.
FORWARD LOOKING STATEMENTS
      Certain statements included and incorporated by reference herein constitute “forward-looking statements” within the meaning of applicable securities laws, including the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used herein, the words “anticipate”, “believe”, “expect”, “plan”, “intend”, “estimate”, “target”, “guideline”, “goal” and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. Forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Shaw’s business and operations, plans and references to Shaw’s future success. These forward-looking statements are based on certain assumptions and analyses made by Shaw in light of Shaw’s experience and perception of historical trends, current conditions and expected future developments, as well as other factors Shaw believes are appropriate in the circumstances. However, Shaw cannot guarantee future results, levels of activity, performance or achievements and actual events or results may differ materially. Many factors, including those not within Shaw’s control, could cause Shaw’s actual results performance or achievements to be materially different from the views expressed or implied by such forward-looking statements, including, but not limited to:

•	general economic, market or business conditions and industry trends;

•	opportunities (or lack thereof) that may be presented to and pursued by Shaw;

•	increased competition in Shaw’s markets and from the development of new markets for emerging technologies;

•	changing conditions in the entertainment, information and communications industries;

•	the Corporation’s status as a holding company with separate operating subsidiaries;

•	changes in laws, regulation and decisions by regulators in Shaw’s industries in both Canada and the United States;

•	the concentration of control of Shaw;

•	risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada and the United States;

•	other risks and uncertainties described from time to time in Shaw’s reports and filings with Canadian and U.S. securities regulatory authorities; and

•	additional risks described below in “Risk Factors”.
      Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, Shaw’s actual results, performance or achievements may vary materially from those described herein. Consequently, all of the forward-looking statements made in this Prospectus, any Prospectus Supplement and the documents incorporated by reference herein or therein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Shaw will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Shaw. You should not place undue reliance on any such forward-looking statements. Furthermore, the forward-looking statements contained in this Prospectus, any Prospectus Supplement and the documents incorporated by reference herein and therein are made only as of the date of such document and Shaw expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any of the included forward-looking statements to reflect any change in expectations with regard to those statements or any other change in events, conditions or circumstances on which any such statement is based, except as required by law. New factors affecting Shaw emerge from time to time, and it is not possible for Shaw to predict what factors will arise or when. In addition, Shaw cannot assess the impact of each factor on its business or the extent to which any particular factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.
BUSINESS OF THE CORPORATION
Introduction
      Shaw (together with its subsidiaries) is a diversified Canadian communications company whose core business is providing cable television, Internet, Digital Phone, telecommunications and satellite direct-to-home services to approximately 3.2 million customers as of August 31, 2006. Shaw provides customers with high quality entertainment, information and communications services, utilizing a variety of distribution technologies. Shaw’s total revenue for the years ended August 31, 2006 and 2005, was approximately $2.5 billion and $2.2 billion, respectively. As at August 31, 2006, Shaw had assets of approximately $7.5 billion. Shaw’s executive offices are at Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta, Canada, T2P 4L4; telephone number (403) 750-4500.
      For further information relating to the business of Shaw, please refer to Shaw’s annual information form incorporated by reference into this Prospectus.
USE OF PROCEEDS
      Unless otherwise indicated in an applicable Prospectus Supplement, we currently intend to use the net proceeds we receive from the sale of Debt Securities for debt repayment, for working capital and for general corporate purposes. The amount of net proceeds to be used for any such purpose will be set forth in the applicable Prospectus Supplement. We may, from time to time, issue debt instruments, incur additional indebtedness and issue equity securities or warrants other than pursuant to this Prospectus.

EARNINGS COVERAGE
      The following consolidated financial ratios are calculated for the twelve month periods ended August 31, 2006 and November 30, 2006, and give effect to the issuance of all of our long-term debt and repayment or redemption thereof as of those dates. These coverage ratios do not give effect to the issuance of Debt Securities that may be issued pursuant to this Prospectus and any Prospectus Supplement, since the aggregate principal amounts and the terms of such Debt Securities are not presently known.

	Twelve months	Twelve months
	ended	ended
	November 30, 2006	August 31, 2006

Interest ($000s)	$252,702	$254,303
Earnings coverage on long-term debt(1) ($000s)	$680,533	$628,891
Ratio of earnings to interest(2)	2.69	2.47

Notes:

(1)	Earnings are net income before the deduction of interest on long-term debt and income taxes.

(2)	Shaw’s interest requirements for the 12 month periods ended August 31, 2006 and November 30, 2006 amounted to $254.3 million and $252.7 million respectively. Shaw’s earnings before interest and tax for the 12 month periods ended August 31, 2006 and November 30, 2006 amounted to $628.9 million and $680.5 million, respectively, which is 2.47 times and 2.69 times the Corporation’s interest requirements for those periods.
     If Shaw offers Debt Securities having a term to maturity in excess of one year under this Prospectus and a Prospectus Supplement, the Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such Debt Securities.
DESCRIPTION OF DEBT SECURITIES
      The following description of the terms of Debt Securities sets forth certain general terms and provisions of Debt Securities in respect of which a Prospectus Supplement will be filed. The particular terms and provisions of Debt Securities offered by any Prospectus Supplement will be described in the Prospectus Supplement filed in respect of such Debt Securities.
      Debt Securities may be issued under a Trust Indenture (the “Trust Indenture”) to be entered into between the Corporation and Computershare Trust Company of Canada, as trustee (the “Trustee”). Debt Securities may also be issued under any other indentures between Shaw and a trustee or trustees as may be described in a Prospectus Supplement for such Debt Securities. The following is a summary only of certain provisions of the Trust Indenture. For more information, please refer to the text of the Trust Indenture. For the purposes of this summary only, the term “Corporation” refers to Shaw Communications Inc. and not to any of its subsidiaries. Other capitalized terms are as defined in the Trust Indenture (unless otherwise defined herein). Prospective investors should rely on information in the applicable Prospectus Supplement if it is different from the following information.
General
      The Trust Indenture provides that Debt Securities may be issued thereunder from time to time in one or more series. Specific terms and conditions which apply to such series will be set out in a supplement to the Trust Indenture. The Debt Securities will be direct, unconditional and, unless otherwise indicated in the relevant Prospectus Supplement, unsecured obligations of the Corporation. The Trust Indenture does not limit the aggregate principal amount of Debt Securities (which may include debentures, notes and other evidences of indebtedness) which may be issued thereunder, and Debt Securities may be denominated and payable in foreign currencies. The Trust Indenture also permits Shaw to increase the principal amount of any series of Debt Securities previously issued and to issue up to that increased principal amount. As of the date hereof, no Debt Securities are outstanding under the Trust Indenture.
      The Prospectus Supplement relating to the particular Debt Securities offered thereby will describe the terms of such Debt Securities, including, where applicable:

(i)	the specific designation, aggregate principal amount and denominations of such Debt Securities;

(ii)	the price at which such Debt Securities will be issued or whether such Debt Securities will be issued on a non-fixed price basis;

(iii)	the date or dates on which such Debt Securities will mature and the portion (if less than all of the principal amount) of such Debt Securities to be payable upon declaration of an acceleration of maturity;

(iv)	the currency or currencies in which such Debt Securities are being sold and in which the principal of (and premium, if any), and interest, if any, on, such Debt Securities will be payable, whether the Holder of any such Debt Securities or the Corporation may elect the currency in which payments thereon are to be made and, if so, the manner of such election;

(v)	whether such Debt Securities are interest bearing and, in the case of interest bearing Debt Securities, the rate or rates (which may be fixed or variable) per annum at which such Debt Securities will bear interest, if any;

(vi)	the date from which interest, if any, on such Debt Securities, whether payable in cash, in kind, or in shares, will accrue, the date or dates on which such interest will be payable and the date on which payment of such interest will commence;

(vii)	the dates on which and the price or prices at which such Debt Securities will, pursuant to any required repayment provisions, or may, pursuant to any repurchase or redemption provisions, be repurchased, redeemed or repaid and the other terms and provisions of any such optional repurchase or redemption or required repayment;

(viii)	any special provisions for the payment of additional interest with respect to such Debt Securities;

(ix)	any additional covenants included for the benefit of Holders of such Debt Securities;

(x)	the general terms or provisions, if any, pursuant to which such Debt Securities are to be guaranteed or secured;

(xi)	any additional events of default provided with respect to such Debt Securities;

(xii)	any exchange on which such Debt Securities will be listed;

(xiii)	terms for any conversion or exchange of such Debt Securities into other securities;

(xiv)	the extent and manner, if any, to which payment on or in respect of such Debt Securities will be senior or will be subordinated to the prior payment of other liabilities and obligations of the Corporation;

(xv)	whether such Debt Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of such Debt Securities in bearer form and as to exchanges between registered and bearer form;

(xvi)	whether such Debt Securities will be issuable in the form of one or more Registered Global Debt Securities and, if so, the identity of the Depository for those Registered Global Debt Securities;

(xvii)	any index pursuant to which the amount of payments of principal of and any premium and interest on such Debt Securities will or may be determined;

(xvii)	any special tax implications of or any special tax provision, or indemnities relating to such Debt Securities; and

(xviii)	any other terms of such Debt Securities.
      Unless otherwise indicated in the applicable Prospectus Supplement, the Trust Indenture does not afford the Holders the right to tender Debt Securities to Shaw for repurchase, or provide for any increase in the rate or rates of interest per annum at which the Debt Securities will bear interest.
Payment
      Unless otherwise specified in the applicable Prospectus Supplement, payment of principal of (and premium, if any) on Debt Securities will be made in the designated currency against surrender of such Debt Securities at the office of the Trustee in Calgary, Alberta. Unless otherwise indicated in the Prospectus Supplement related thereto, payment of any instalment of interest on Debt Securities will be made to the Person in whose name such Debt Security is registered immediately prior to the close of business on the record date for such interest by electronic funds transfer.

Certain Covenants
      The Trust Indenture contains among others, the following covenants:
Limitation on Liens
      So long as any Debt Securities are outstanding, the Corporation will not, and will not permit any Subsidiary of the Corporation to, create, incur or assume any Lien securing any indebtedness for borrowed money or interest thereon of the Corporation or such Subsidiary (or any liability of the Corporation or such Subsidiary under any guarantee or endorsement or other instrument under which the Corporation or such Subsidiary is contingently liable, either directly or indirectly, for borrowed money or interest thereon), other than Permitted Liens, without also simultaneously or prior thereto securing, or causing such Subsidiary to secure, indebtedness under the Trust Indenture so that the Debt Securities are secured equally and ratably with or prior to such other indebtedness or liability for so long as such other indebtedness or liability remains secured.
      “Permitted Liens” of any Person at any particular time means:

(i)	Liens existing on the date of the Trust Indenture;

(ii)	any lien in favour of a Governmental Authority in connection with the operations of such Person or any Subsidiary of such Person and not in respect of the financing thereof;

(iii)	Liens in favour of such Person or a Wholly-Owned Subsidiary of such Person (but only so long as it is a Wholly-Owned Subsidiary of such Person);

(iv)	Liens in respect of Purchase Money Obligations;

(v)	Liens on property or assets existing at the time of acquisition thereof by such Person, provided that such Liens were not incurred in anticipation of such acquisition;

(vi)	Liens on property or assets of a Person existing at the time it becomes a Subsidiary of such Person, or is liquidated or merged into, or amalgamated or consolidated with, such Person or a Subsidiary of such Person or at the time of the sale, lease or other disposition to such Person or a Subsidiary of such Person of all or substantially all of its properties and assets;

(vii)	any renewal, refunding or extension of any Lien referred to in the foregoing clauses (i) through (vi), inclusive; provided that the principal amount of indebtedness secured thereby after such renewal, refunding or extension is not increased and the Lien is limited to the property or assets originally subject thereto and any improvements thereon;

(viii)	Liens securing Debt permitted to be incurred under clause (6) under the “Limitation on Debt and Preferred Stock of Subsidiaries” covenant below; provided that any such Lien is limited to the property or assets of the Subsidiary incurring or issuing such Debt and the shares in the capital of, or other ownership interests in, such Subsidiary;

(ix)	Any Lien affecting property subject to a lease entered into as part of a Sale and Leaseback Transaction permitted under clause (ii) of the “Limitation on Sale and Leaseback Transactions” covenant below;

(x)	Liens securing Non-Recourse Debt, the principal amount of which is exchangeable for the securities of or ownership interests in another Person, provided that any such Lien extends to or covers only such securities or ownership interests and the proceeds thereof underlying such Non-Recourse Debt; and

(xi)	Liens securing indebtedness not secured by Liens referred to in the foregoing clauses (i) through (x) inclusive, in an aggregate principal amount, together with the Attributable Value of any Sale and Leaseback Transactions entered into pursuant to clause (i) of the “Limitation on Sale and Leaseback Transactions” covenant below and any Debt or Preferred Stock incurred or issued pursuant to clause (1) of the “Limitation on Debt and Preferred Stock of Subsidiaries” covenant below, not to exceed, as of the date of determination, 15% of Consolidated Net Tangible Assets.
Limitation on Sale and Leaseback Transactions
      So long as any Debt Securities are outstanding, the Corporation will not, and will not permit any Subsidiary of the Corporation to, enter into any Sale and Leaseback Transaction with any Person (other than the Corporation or a Wholly-Owned Subsidiary of the Corporation) unless the Corporation or such Subsidiary receives fair value for the property sold or transferred as determined by the Board of Directors of the Corporation and either (i) the Attributable Value in respect of all leases relating to Sale and Leaseback Transactions entered into pursuant to this clause (i), together with all indebtedness secured by a Lien pursuant to clause (xi) of the definition of “Permitted Lien” as set forth in the “Limitation on Liens” covenant and Debt and Preferred Stock incurred or issued pursuant to clause (1) of the “Limitation on Debt and Preferred Stock of Subsidiaries” covenant below, does not exceed, as of the date of determination, 15% of Consolidated Net Tangible Assets or (ii) the Corporation or such Subsidiary shall apply, within 180 days of the consummation of such Sale and Leaseback Transaction, an amount equal to the Attributable Value in respect of the leases relating to such Sale and Leaseback Transaction to (a) the redemption, retirement or defeasance of the Debt Securities or other indebtedness of the Corporation or such Subsidiary with a maturity of greater than one year and ranking pari passu with the Debt Securities or (b) the purchase of property substantially similar to the property sold or transferred as determined by the Board of Directors.
Limitation on Debt and Preferred Stock of Subsidiaries
      So long as any Debt Securities are outstanding, the Corporation may not permit any Subsidiary to create, issue, assume, guarantee, or in any manner become directly or indirectly liable for the payment of, or otherwise incur (collectively, “incur”) any Debt or issue any Preferred Stock except:

(1)	Debt and Preferred Stock in an aggregate principal or face amount, together with indebtedness secured by a Lien pursuant to clause (xi) of the “Limitation on Liens” covenant and the Attributable Value of any Sale and Leaseback Transactions entered into pursuant to clause (i) of the “Limitation on Sale and Leaseback Transactions” covenant, not to exceed, as of the date of determination, 15% of the Consolidated Net Tangible Assets of the Corporation, excluding any Debt and Preferred Stock described in clauses (2) through (9), inclusive, below;

(2)	Debt and Preferred Stock outstanding on the date of the Trust Indenture after giving effect to the application of the proceeds of the Debt Securities;

(3)	Debt incurred or Preferred Stock issued to and held by the Corporation or a Wholly-Owned Subsidiary of the Corporation (provided that such Debt or Preferred Stock is at all times held by the Corporation or a Wholly-Owned Subsidiary of the Corporation);

(4)	Debt incurred or Preferred Stock issued by a Person prior to the time (A) such Person became a Subsidiary of the Corporation, (B) such Person merges into or consolidates or amalgamates with a Subsidiary of the Corporation or (C) another Subsidiary of the Corporation merges into or consolidates or amalgamates with such Person (in a transaction in which such Person becomes a Subsidiary of the Corporation), which Debt or Preferred Stock was not incurred or issued in anticipation of such transaction and was outstanding prior to such transaction;

(5)	Purchase Money Obligations;

(6)	Debt or Preferred Stock which is exchanged for, or the proceeds of which are used to refinance or refund, any Debt or Preferred Stock permitted to be outstanding pursuant to clauses (2), (4) and (5) above (or any extension or renewal thereof), in an aggregate principal amount, in the case of Debt, or liquidation preference, in the case of Preferred Stock, not to exceed the principal amount or liquidation preference of the Debt or Preferred Stock, respectively, so exchanged, refinanced or refunded, plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Debt or Preferred Stock so exchanged, refinanced or refunded or the amount of any premium reasonably determined by the Corporation as necessary to accomplish such refinancing by means of a tender offer or privately negotiated repurchase, and plus the amount of expenses of the Corporation and the Subsidiary incurred in connection with such refinancing;

(7)	Non-Recourse Debt or Preferred Stock which is either (A) incurred or issued by a non-wholly-owned Subsidiary of the Corporation that is itself a public company (or by a Subsidiary of such a Subsidiary), or (B) incurred or issued by a Subsidiary of the Corporation that does not own or operate, directly or indirectly, a Cable Television System;

(8)	Non-Recourse Debt which is exchangeable for the securities of or ownership interests in another Person in satisfaction of the principal amount thereof; and

(9)	Debt incurred under a Permitted Subsidiary Guarantee.
Consolidation, Amalgamation, Merger and Sale of Assets
      The Corporation may not consolidate or amalgamate with or merge into any other Person, or convey, transfer or lease its properties and assets substantially as an entirety to any other Person, unless the Person formed by such consolidation or amalgamation or into which the Corporation is merged or the Person which shall have acquired or leased all such properties or assets (1) shall be a corporation, partnership or trust organized and existing under the laws of Canada or any province or territory thereof or the United States, any state thereof or the District of Columbia, and shall expressly assume the Corporation’s obligations for the due and punctual payment of the principal of and premium, if any, and interest on the Debt Securities and the performance and observance of every covenant of the Trust Indenture on the part of the Corporation to be performed and (2) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing.
      If, as a result of any such transaction, any properties or assets of the Corporation or any Subsidiary of the Corporation become subject to a Lien, then, unless such Lien could be created, incurred or assumed pursuant to the Trust Indenture provisions described under the “Limitation on Liens” covenant above without equally and rateably securing the Debt Securities, the Corporation, simultaneously with or prior to such transaction, will cause the Debt Securities to be secured equally and rateably with or prior to the indebtedness secured by such Lien for so long as such indebtedness is secured thereby.
Payment of Additional Amounts
      All payments made by or on behalf of the Corporation under or with respect to the Debt Securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other government charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any other Governmental Authority therein or thereof having power to tax (“Canadian Taxes”) unless the Corporation is required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof by the relevant Governmental Authority. If the Corporation is so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the Debt Securities, the Corporation will pay as additional interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each Holder of Debt Securities after such withholding or deduction (including with respect to Additional Amounts) will not be less than the amount the Holder of Debt Securities would have received if such Canadian Taxes had not been withheld or deducted (a similar indemnity will also be provided to Holders of Debt Securities that are exempt from withholding but are required to pay tax directly on amounts otherwise subject to withholding); provided, however, that no Additional Amounts will be payable with respect to a payment made to a Holder of Debt Securities (an “Excluded Holder”) in respect of the beneficial owner thereof (i) with which the Corporation does not deal at arm’s length (for purposes of the Income Tax Act (Canada)) at the time of the making of such payment, (ii) which is subject to such Canadian Taxes by reason of its failure to comply with any certification, identification, information, documentation or other reporting requirement if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes or (iii) which is subject to such Canadian Taxes by reason of its carrying on business in or being connected in any way with Canada or any province or territory thereof otherwise than by the mere holding of Debt Securities or the receipt of payment thereunder. The Corporation will make such withholding or deduction and remit the full amount deducted or withheld to the relevant Governmental Authority as and when required in accordance with applicable law. The Corporation will pay all taxes, interest and other liabilities which arise by virtue of any failure of the Corporation to withhold, deduct and remit to the relevant Governmental Authority on a timely basis the full amounts required in accordance with applicable law. The Corporation will furnish to the Holders of the Debt Securities, other than an Excluded Holder, within 30 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by the Corporation.
      The foregoing obligations shall survive any termination, defeasance or discharge of the Trust Indenture.

Events of Default
      The following are summaries of Events of Default under the Trust Indenture with respect to the Debt Securities: (a) default in the payment of the principal of (or premium, if any, on) any Debt Security at its Stated Maturity; (b) default in the payment of any interest (including Additional Amounts) on any Debt Security when it becomes due and payable, and continuance of such default for a period of 30 days; (c) default in the performance, or breach, of any covenant or warranty of the Corporation in the Trust Indenture in respect of the Debt Securities (other than a covenant or warranty a default in the performance of which or the breach of which is specifically dealt with elsewhere in the Trust Indenture), and continuance of such default or breach for a period of 60 days after written notice thereof to the Corporation by the Trustee or to the Corporation and the Trustee by the Holders of at least 25% in aggregate principal amount of the Debt Securities of all such affected series then Outstanding (voting as one class); (d) failure to pay when due, after the expiration of any applicable grace period, any portion of the principal of, or involuntary acceleration of the maturity of, (i) indebtedness for borrowed money of the Corporation, or (ii) indebtedness for borrowed money (other than Non-Recourse Debt permitted clause (6) of the “Limitation and Debt and Preferred Stock of Subsidiaries” covenant above) of any Subsidiary of the Corporation which is a “major subsidiary” (as such term is defined in National Instrument 55-101 of the Canadian Securities Administrators), in either case having an aggregate principal amount outstanding in excess of $75 million; and (e) certain events in bankruptcy, insolvency or reorganization affecting the Corporation.
      If an Event of Default occurs and is continuing with respect to the Debt Securities, then and in every such case, the Trustee or the Holders of at least 25% in aggregate principal amount of the Debt Securities of all affected series then Outstanding (voting as one class) may declare the entire principal amount of all Debt Securities and all interest thereon to be immediately due and payable. However, at any time after a declaration of acceleration with respect to any Debt Securities has been made, but before a judgment or decree for payment of the money due has been obtained, the Holders of a majority in aggregate principal amount of the Debt Securities of all affected series then Outstanding (voting as one class) may, except in certain circumstances, by written notice to the Corporation and the Trustee rescind and annul such acceleration.
      The Trust Indenture provides that, subject to the duty of the Trustee during an Event of Default to act with the required standard of care, the Trustee shall be under no obligation to exercise any of its rights and powers under the Trust Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for indemnification of the Trustee and certain other limitations set forth in the Trust Indenture, the Holders of a majority in aggregate principal amount of the Debt Securities of all affected series then Outstanding (voting as one class) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities.
      No Holder of a Debt Security will have any right to institute any proceeding with respect to the Trust Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (a) such Holder has previously given to, or received from, the Trustee written notice of a continuing Event of Default with respect to the Debt Securities, (b) the Holders of at least 25% in aggregate principal amount of the Debt Securities of all affected series then Outstanding (voting as one class) have made a written request to the Trustee, and such Holder or Holders have offered reasonable indemnity to the Trustee, to institute such proceeding as trustee, and (c) the Trustee has failed to institute such proceeding and has not received from the Holders of a majority in aggregate principal amount of the Debt Securities of all affected series then Outstanding (voting as one class) a direction inconsistent with such request within 60 days after such notice, request and offer. However, such limitations do not apply to a suit instituted by the Holder of a Debt Security for the enforcement of payment of the principal of or any premium or interest on such Debt Security on or after the applicable due date specified in such Debt Security.
      The Corporation will be required to furnish to the Trustee annually a statement by certain of its offers as to whether or not the Corporation, to the best of their knowledge, is in compliance with all conditions and covenants of the Trust Indenture and, if not, specifying all such known defaults.
Defeasance
      The Trust Indenture provides that, at the option of the Corporation, the Corporation will be discharged from any and all obligations in respect of the Debt Securities of any series then Outstanding (except with respect to the authentication, transfer, exchange or replacement of Debt Securities or the maintenance of a Place of Payment and certain other obligations set forth in the Trust Indenture) upon irrevocable deposit with the Trustee, in trust, of money and/or Government Obligations which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants to pay the principal of and premium, if any, and each instalment of interest, on such Outstanding Debt Securities (“Defeasance”). Such trust may only be established if among other things (a) the Corporation has delivered to the Trustee an Opinion of Counsel in the United States (who may be independent counsel for the Corporation) stating that (i) the Corporation has received from, or there has been published by, the Internal Revenue Service a ruling, or (ii) since the date of execution of the Trust Indenture, there has been a change or clarification in the applicable United States federal income tax law, in either case to the effect that the Holders of such Outstanding Debt Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such Defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Defeasance had not occurred; (b) the Corporation has delivered to the Trustee an Opinion of Counsel in Canada or a ruling from Canada Revenue Agency to the effect that the Holders of the Debt Securities of that series will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that Holders of such Outstanding Debt Securities include Holders who are not resident in Canada); (c) no Event of Default or event that, with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred and be continuing; (d) the Corporation is not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada); (e) the Corporation has delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the U.S. Investment Company Act of 1940, as amended; and (f) other customary conditions precedent are satisfied. The Corporation may exercise its Defeasance option notwithstanding its prior exercise of its Covenant Defeasance option described in the following paragraph if the Corporation meets the conditions described in the preceding sentence at the time the Corporation exercises the Defeasance option.
      The Trust Indenture provides that, at the option of the Corporation, unless and until the Corporation has exercised its Defeasance option described in the preceding paragraph, the Corporation may omit to comply with the “Limitation on Liens”, “Limitation on Sale and Leaseback Transaction” and “Limitation on Debt and Preferred Stock of Subsidiaries” covenants and certain other covenants and such omission shall not be deemed to be an Event of Default under the Trust Indenture with respect to that series of Debt Securities upon irrevocable deposit with the Trustee, in trust, of money and/or Government Obligations which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants to pay the principal of and premium, if any, and each instalment of interest, on such Outstanding Debt Securities (“Covenant Defeasance”). If the Corporation exercises its Covenant Defeasance option, the obligations under the Trust Indenture other than with respect to such covenants and the Events of Default other than with respect to such covenants shall remain in full force and effect. Such trust may only be established if, among other things, (a) the Corporation has delivered to the Trustee an Opinion of Counsel in the United States to the effect that the Holders of such Outstanding Debt Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such Covenant Defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (b) the Corporation has delivered to the Trustee an Opinion of Counsel in Canada or a ruling from Canada Revenue Agency to the effect that the Holders of such Outstanding Debt Securities will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such Covenant Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Covenant Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that Holders of such Outstanding Debt Securities include Holders who are not resident in Canada); (c) no Event of Default or event that, with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred and be continuing; (d) the Corporation is not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada); (e) the Corporation has delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the U.S. Investment Company Act of 1940, as amended; and (f) other customary conditions precedent are satisfied.

Modification and Waiver
      Modifications and amendments of the Trust Indenture and to the Debt Securities thereunder may be made by the Corporation and the Trustee with the consent of the Holders of a majority of the aggregate principal amount of the Debt Securities of each series Outstanding and affected (voting as one class) or a majority in principal amount of Debt Securities then Outstanding and affected by the modification or amendment voted at a duly constituted meeting at which the Holders of more than 10% in principal amount of Debt Securities thereby affected are present, to add any provisions to, or change in any manner or eliminate any of the provisions of, the Trust Indenture or modify in any manner the rights of the Holders of the Debt Securities of each such affected series; provided however, that no such modification or amendment may, without the consent of the Holder of all Debt Securities then Outstanding and affected thereby or the consent of 100% of the principal amount of the Holders of Debt Securities affected thereby voted at a duly constituted meeting, (a) change the Stated Maturity of the principal of, or any instalment of interest, on such Debt Securities, (b) reduce the principal amount of, or the premium, if any, or interest, on such Debt Securities, (c) reduce the amount of principal of such Debt Securities payable upon acceleration of the Stated Maturity thereof, (d) change the Place of Payment for such Debt Securities, (e) change the currency or currency unit of payment of principal of (or premium, if any), or interest on, such Debt Securities, (f) impair the right to institute suit for the enforcement of any payment on or with respect to such Debt Securities, (g) reduce the percentage of principal amount of Debt Securities of the affected series then Outstanding, the consent of the Holders of which is required for modification or amendment of the Trust Indenture or for waiver of compliance with certain provisions of the Trust Indenture or for waiver of certain defaults or (h) modify any provisions of the Trust Indenture relating to the modification and amendment of the Trust Indenture or the waiver of past defaults or covenants except as otherwise specified in the Trust Indenture. The Trust Indenture or the Debt Securities may be amended or supplemented, without the consent of any Holder of Debt Securities, to cure any ambiguity or inconsistency or to make any change that does not have a materially adverse effect on the rights of any Holders of Debt Securities.
      The Holders of a majority in aggregate principal amount of the Debt Securities of all series at the time Outstanding (voting as one class) or a majority in principal amount of Debt Securities then Outstanding and affected by the waiver voted at a duly constituted meeting at which the Holders of more than 10% in principal amount of Debt Securities affected thereby are present, may on behalf of the Holders of all affected Debt Securities waive compliance by the Corporation with certain restrictive provisions of the Trust Indenture. The Holders of a majority in aggregate principal amount of Debt Securities of all series at the time Outstanding with respect to which a default or breach of an Event of Default shall have occurred and be continuing (voting as one class) or a majority in principal amount of Debt Securities then Outstanding and affected by the waiver voted at a duly constituted meeting at which the Holders of more than 10% in principal amount of Debt Securities affected thereby are present may, on behalf of the Holders of all such affected Debt Securities, waive any past default or breach or Event of Default and its consequences under the Trust Indenture, except a default in the payment of the principal of (or premium, if any) and interest, if any, on any Debt Security or in respect of a provision which under the Trust Indenture cannot be modified or amended without the consent of the Holder of each Debt Security affected or the consent of 100% of the principal amount of the Holders of Debt Securities then Outstanding and affected thereby voted at a duly constituted meeting.
Governing Law
      The Debt Securities and the Trust Indenture will be governed by and construed in accordance with the laws of Province of Alberta and the federal laws of Canada applicable therein.
Consent to Jurisdiction and Service
      Under the Trust Indenture, the Corporation will appoint CT Corporation System as its authorized agent for service of process in any suit or proceeding arising out of or relating to the Debt Securities or the Trust Indenture for actions brought under United States federal or state securities laws in any federal or state court located in the City of New York, and will submit to the non-exclusive jurisdiction of such courts.
Enforceability of Judgments in the United States
      Since substantially all of the assets of the Corporation, as well as the assets of a number of the directors and officers of the Corporation, are located outside of the United States, any judgment obtained in the United States against the Corporation or certain of the directors or officers thereof, including judgments with respect to the payment of principal and interest on the Debt Securities, may not be collectible within the United States.

      The Corporation has been informed by its Canadian counsel, Fraser Milner Casgrain LLP, that the laws of the Province of Alberta and the federal laws of Canada applicable therein permit an action to be brought in a court of competent jurisdiction in the Province of Alberta on any final and conclusive judgment in personam of any federal or state court located in the State of New York (a “New York Court”) against the Corporation, which judgment is subsisting and unsatisfied for a sum certain with respect to the enforceability of the Trust Indenture and the Notes that is not impeachable as void or voidable under the internal laws of the State of New York if (i) the New York Court rendering such judgment had a real and substantial connection to the subject matter of the litigation or the judgment debtor, as recognized by the courts of the Province of Alberta (and submission by the Corporation in the Trust Indenture to the jurisdiction of the New York Court will be sufficient for that purpose with respect to the Debt Securities); (ii) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such terms are understood under the laws of the Province of Alberta, or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada); (iii) the enforcement of such judgment would not be contrary to the laws of general application limiting the enforcement of creditors’ rights including bankruptcy, reorganization, winding up, moratorium and similar laws and does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws in the Province of Alberta; (iv) no new admissible evidence relevant to the action or new right or defence is discovered prior to the rendering of judgment by the court in the Province of Alberta; (v) interest payable on the Debt Securities is not characterized by a court in the Province of Alberta as interest payable at a criminal rate within the meaning of section 347 of the Criminal Code (Canada); and (vi) the action to enforce such judgment is commenced within the appropriate limitation period; except that, under the Currency Act (Canada), any court in the Province of Alberta may only give judgment in Canadian dollars; and under the laws of Alberta, the appropriate date for such conversion when the action is on a foreign judgment may be other than the date of payment of the judgment. The Corporation has been advised by such Canadian counsel that there is doubt as to the enforceability in Canada by a court in original actions, or in motions to enforce judgments of the United States courts, of civil liabilities predicated solely upon the United States federal securities laws.
Certain Definitions
      Set forth below is a summary of certain of the defined terms used in the Trust Indenture. Reference is made to the Trust Indenture for the full definition of all such terms.
      “Attributable Value” means, as to any particular lease under which any Person is at the time liable for a term of more than 12 months, and at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by such Person under such lease during the remaining term thereof (excluding any subsequent renewal or other extension option held by the lessee), discounted from the respective due dates to the date of determination at a rate equivalent to the rate used for the purposes of financial reporting in accordance with Canadian GAAP. The net amount of rent required to be paid under any such lease for any such period shall be the aggregate amount of rent payable by the lessee with respect to such period after excluding amounts required to be paid on account of insurance, taxes, assessments, utility, operating and labour costs and similar charges.
      “Cable Television System” means the business of carrying on a licensed cable distribution undertaking under the Broadcasting Act (Canada).
      “Capital Lease Obligation” of any Person means the obligation to pay rent or other payment amounts under a lease of (or other Debt arrangements conveying the right to use) real or personal property of such Person which is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with Canadian GAAP and which has a term of at least 12 months. The stated maturity of such obligation shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.
      “Capital Stock” of any Person means any and all shares, interests, participations, rights in or other equivalents (however designated) of corporate stock of such Person.
      “Consolidated Net Tangible Assets” means the total amount of assets of any Person on a consolidated basis, after deducting therefrom (i) all current liabilities (excluding any Debt classified as a current liability), (ii) all goodwill, tradenames, trademarks, patents, unamortized debt discounts and financing costs and all other like intangible assets (excluding any broadcast or spectrum licenses or permits in respect of Cable Television Systems, direct-to-home services, satellite services, telephony services or wireless telephony services) and (iii) appropriate adjustments on account of minority interests of other Persons holding shares of the Subsidiaries of such Person, all as set forth in the most recent consolidated balance sheet of such Person prepared in accordance with Canadian GAAP (but, in any event, as of a date within 150 days of the date of determination).
      “Debt” means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested in good faith), (v) every Capital Lease Obligations of such Person, (vi) the maximum fixed redemption or repurchase price of Disqualified Stock of such Person at the time of determination, (vii) every payment obligation under interest rate or currency protection agreements of such Person payment of which could not be considered as interest in accordance with Canadian GAAP, and (viii) every obligation of the type referred to in clauses (i) through (vii) of another Person and all dividends of another Person the payment of which, in either case, such Person has Guaranteed or for which such Person is responsible or liable, directly or indirectly, as obligor, Guarantor or otherwise.
      “Disqualified Stock” of any Person means any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the final Stated Maturity of the Debt Securities.
      “Governmental Authority” means, when used with respect to any Person, any government, parliament, legislature, regulatory authority, agency, tribunal, department, commission, board, instrumentality, court, arbitration board or arbitrator or other law, regulation or rule making entity (including a Minister of the Crown, any central bank, Superintendent of Financial Institutions or other comparable authority or agency) having or purporting to have jurisdiction on behalf of, or pursuant to the laws of, Canada or any country in which such Person is incorporated, continued, amalgamated, merged or otherwise created or established or in which such Person has an undertaking, carries on business or holds property, or any province, territory, state, municipality, district or political subdivision of any such province, territory or state of such country.
      “Guarantee” by any Person means any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any Debt of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including, without limitation, any obligation of such Person, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Debt, (ii) to purchase property, securities or services for the purpose of assuring the holder of such Debt of the payment of such Debt, or (iii) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Debt (and “Guaranteed”, “Guaranteeing” and “Guarantor” shall have the meanings correlative to the foregoing); provided, however, that the Guarantee by any Person shall not include endorsements by such Person for collection or deposit, in either case, in the ordinary course of business.
      “Lien” means, with respect to any properties or assets, any mortgage or deed of trust, pledge, hypothecation, assignment for security, deposit arrangement, security interest, lien, charge or other security agreement or encumbrance of any kind or nature whatsoever on or with respect to such properties or assets (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing and any lease of property or assets for a term of more than 12 months).
      “Non-Recourse Debt” means Debt (a) for which none of the Corporation or any Subsidiary of the Corporation which owns or operates, directly or indirectly, a Cable Television System, is directly or indirectly liable, unless (i) such liability is expressly subordinated in right of payment to the prior payment of all principal of and interest on the Debt Securities, or (ii) such liability may be satisfied, at the option of the Corporation, by the issuance of Capital Stock which is not Disqualified Stock, and (b) no default with respect to any such Debt would permit the holder of any other Debt of the Corporation or any Subsidiary of the Corporation which owns or operates, directly or indirectly, a Cable Television System to accelerate the maturity of such other Debt.

      “Permitted Subsidiary Guarantee” means a Guarantee given by a Subsidiary in favour of holders of Debt, provided that (i) such Debt is permitted to be incurred hereunder and (ii) contemporaneously with entering into any such Permitted Subsidiary Guarantee, such Subsidiary also enters into a Guarantee for the benefit of all holders of Debt Securities and the Trustee (the “Qualifying Guarantee”) which Qualifying Guarantee shall rank pari passu with the Permitted Subsidiary Guarantee and shall apply to all of the obligations outstanding under the Debt Securities and the Trust Indenture from time to time. Any such Qualifying Guarantee may also provide that it shall be released if at any time (i) the Permitted Subsidiary Guarantee has been released, or (ii) the guarantor ceases to be a Subsidiary of the Corporation, unless in either case a Default or an Event of Default has occurred and is continuing at such time.
      “Person” means any natural person, corporation, firm, partnership, joint venture or other unincorporated association, trust, government or Governmental Authority.
      “Preferred Stock” of any Person means Capital Stock of such Person of any class or classes (however designated) that ranks prior to, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person and shall be valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued and unpaid dividends.
      “Purchase Money Obligations” means any monetary obligations (including a Capital Lease Obligation and rental obligations under any other lease for a term of more than 12 months) created, assumed or incurred prior to, at any time of, or within 12 months after, the acquisition (including by way of lease), construction or improvement of any real or tangible personal property, for the purpose of financing all or any part of the purchase price or lease payments in respect thereof; provided that the principal amount of such obligation may not exceed the unpaid portion of the purchase price or lease payments, as applicable, and further provided that any Lien given in respect of such obligation shall not extend to any property other than the property acquired in connection with which such obligation was created or assumed and improvements, if any, thereto or erected or constructed thereon and the proceeds thereof.
      “Sale and Leaseback Transaction” of any Person means an arrangement with any lender or investor or to which such lender or investor is a party providing for the leasing by such Person of any property or asset of such Person which has been or is being sold or transferred by such Person more than 12 months after the acquisition thereof or the completion of construction or commencement of operation thereof to such lender or investor or to any Person to whom funds have been or are to be advanced by such lender or investor on the security of such property or asset. The stated maturity of such arrangement shall be the date of the last payment of rent or any other amount due under such arrangement prior to the first date on which such arrangement may be terminated by the lessee without payment of a penalty.
      “Stated Maturity” shall mean, with respect to any principal of or accrued interest on a Debt Security, the fixed date or dates specified in the related Series Supplement on which such principal or interest is due and payable.
      “Subsidiary” of any Person means a Person more than 50% of the combined voting power of the outstanding Voting Stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more Subsidiaries thereof.
      “Voting Stock” of any Person means Capital Stock of such Person which ordinarily has voting power for the election of directors (or Persons performing similar functions) of such Person, whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.
      “Wholly-Owned Subsidiary” of any Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person or by such Person and one or more Wholly-Owned Subsidiaries of such Person.
Registered Global Securities
      The Registered Debt Securities of a particular series may be issued in the form of one or more Registered Global Debt Securities which will be registered in the name of and be deposited with a Depository, or its nominee, each of which will be identified in the Prospectus Supplement relating to that series. Unless and until exchanged, in whole or in part, for Debt Securities in definitive registered form, a Registered Global Debt Security may not be transferred except as a whole by the Depository for a Registered Global Debt Security to a nominee of that Depository, by a nominee of that Depository to that Depository or another nominee of that Depository or by that Depository or any nominee of that Depository to a successor of that Depository or a nominee of a successor of that Depository.
      The specific terms of the depository arrangement with respect to any portion of a particular series of Debt Securities to be represented by a Registered Global Debt Security will be described in the Prospectus Supplement relating to that series. Shaw anticipates that the following provisions will apply to all depository arrangements.
      Upon the issuance of a Registered Global Debt Security, the Depository therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Debt Securities represented by that Registered Global Debt Security to the accounts of those persons having accounts with that Depository or its nominee (“participants”) as shall be designated by the underwriters, investment dealers or agents participating in the distribution of those Debt Securities or by Shaw if those Debt Securities are offered and sold directly by Shaw. Ownership of beneficial interests in a Registered Global Debt Security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a Registered Global Debt Security will be shown on, and the transfer of the ownership of those beneficial interests will be effected only through, records maintained by the Depository therefor or its nominee (with respect to beneficial interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States require certain purchasers of securities to take physical delivery thereof in definitive form. These depository arrangements and these laws may impair the ability to transfer beneficial interests in a Registered Global Debt Security.
      So long as the Depository for a Registered Global Debt Security or its nominee is the registered owner thereof, that Depository or its nominee, as the case may be, will be considered the sole owner or Holder of the Debt Securities represented by that Registered Global Debt Security for all purposes under the Trust Indenture. Except as provided below, owners of beneficial interests in a Registered Global Debt Security will not be entitled to have Debt Securities of the series represented by that Registered Global Debt Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of that series in definitive form and will not be considered the owners or holders of those Debt Securities under the Trust Indenture.
      Principal, premium, if any, and interest payments on a Registered Global Debt Security registered in the name of a Depository or its nominee will be made to that Depository or nominee, as the case may be, as the registered owner of that Registered Global Debt Security. None of Shaw, the Trustee or any paying agent for Debt Securities of the series represented by that Registered Global Debt Security will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in that Registered Global Debt Security or for maintaining, supervising or reviewing any records relating to those beneficial interests.
      Shaw expects that the Depository for a Registered Global Debt Security or its nominee, upon receipt of any payment of principal, premium or interest, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of that Registered Global Debt Security as shown on the records of that Depository or its nominee. Shaw also expects that payments by participants to owners of beneficial interests in that Registered Global Debt Security held through those participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers registered in “street name”, and will be the responsibility of those participants.
      If the Depository for a Registered Global Debt Security representing Debt Securities of a particular series is at any time unwilling or unable to continue as Depository, or if the Depository is no longer eligible to continue as Depository, and a successor Depository is not appointed by Shaw within 90 days, or if an Event of Default described in clauses (a) or (b) of the first sentence under “Events of Default” with respect to a particular series of Debt Securities has occurred and is continuing, Shaw will issue Registered Debt Securities of that series in definitive form in exchange for that Registered Global Debt Security. In addition, Shaw may at any time and in its sole discretion determine not to have the Debt Securities of a particular series represented by one or more Registered Global Debt Securities and, in that event, will issue Registered Debt Securities of that series in definitive form in exchange for all of the Registered Global Debt Securities representing the Debt Securities of that series.

CERTAIN INCOME TAX CONSIDERATIONS
      The applicable Prospectus Supplement will describe the material Canadian federal income tax consequences to investors of purchasing, owning and disposing of Debt Securities, including, in the case of an investor who is not a resident of Canada, whether payments of principal, premium, if any, and interest will be subject to Canadian non-resident withholding tax.
      The applicable Prospectus Supplement will also describe certain U.S. federal income tax consequences of the purchase, ownership and disposition of Debt Securities by an investor who is a United States person, including, to the extent applicable, certain relevant U.S. federal income tax rules pertaining to capital gains and ordinary income treatment, original issue discount, backup withholding and the foreign tax credit, and any consequences relating to Debt Securities payable in a currency other than U.S. dollars, issued at an original discount for U.S. federal income tax purposes or containing early redemption provisions or other special terms.
RISK FACTORS
      Prospective purchasers of Debt Securities should consider carefully the risk factors set forth below as well as the other information contained and incorporated by reference in this Prospectus and the applicable Prospectus Supplement before purchasing Debt Securities offered under the applicable Prospectus Supplement. Any of those risks, as well as others not known to Shaw and potentially beyond Shaw’s control, could materially adversely affect Shaw’s business, financial condition or results of operations. In this section, the term the “Corporation” refers to Shaw Communications Inc. and not to any of its subsidiaries, unless the context otherwise requires.
No Existing Trading Market
      There is currently no market through which the Debt Securities may be sold and purchasers of Debt Securities may not be able to resell the Debt Securities. There can be no assurance that an active trading market will develop for the Debt Securities after an offering or, if developed, that such market will be sustained. This may affect the pricing of the Debt Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Debt Securities and the extent of issuer regulation.
      The public offering prices of the Debt Securities may be determined by negotiation between Shaw and underwriters based on several factors and may bear no relationship to the prices at which the Debt Securities will trade in public market subsequent to such offering. See “Plan of Distribution”.
Foreign Currency Risks
      In addition, Debt Securities denominated or payable in foreign currencies may entail significant risks, and the extent and nature of such risks change continuously. These risks include, without limitation, the possibility of significant fluctuations in the foreign current market, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending on the currency or currencies involved. Prospective purchasers should consult their own financial and legal advisors as to the risks entailed in an investment in Debt Securities denominated in currencies other than Canadian dollars. Such Debt Securities are not an appropriate investment for investors who are unsophisticated with respect to foreign currency transactions.
Credit Ratings
      There is no assurance that a credit rating, if any, assigned to Debt Securities issued hereunder will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency. A lowering or withdrawal of such rating may have an adverse effect on the market value of the Debt Securities.
Interest Rate Risks
      Prevailing interest rates will affect the market price or value of the Debt Securities. The market price or value of the Debt Securities will decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.
Holding Company Structure
      Substantially all of the Corporation’s business activities are operated by its subsidiaries. As a holding company, the Corporation’s ability to meet its financial obligations depends primarily upon the receipt of interest and principal payments on intercompany advances, management fees, cash dividends and other payments from its subsidiaries together with proceeds raised by the Corporation through the issuance of equity and debt and from the proceeds from the sale of assets. The Corporation’s subsidiaries are distinct legal entities and have no obligation, contingent or otherwise, to pay any amount due pursuant to Debt Securities or to make any funds available therefor, whether by dividends, interest, loans, advances or other payments. In addition, the payment of dividends and the making of loans, advances and other payments to the Corporation by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business and other considerations.
      In addition, because the Corporation is a holding company, Debt Securities are effectively subordinated to all existing and future liabilities, including trade payables and other indebtedness, of the Corporation’s subsidiaries, except to the extent the Corporation is a creditor of such subsidiaries. Should any of the Corporation’s subsidiaries be liquidated, restructured or become insolvent, the Corporation’s ability to meet its financial obligations, including its obligations under the Debt Securities, would be affected to the extent that such subsidiaries could no longer make payments to the Corporation. In addition, any right of the Corporation as an equity holder to participate in any distribution of the assets of any of the Corporation’s subsidiaries upon the liquidation, reorganization or insolvency of any such subsidiaries (and the consequent right of the holders of Debt Securities to participate in such distributions) will be subject to the claims of the creditors (including trade creditors) and any preferred shareholders of such subsidiaries.
Control of Shaw by the Shaw Family
      JR Shaw and members of his family and corporations owned and/or controlled by JR Shaw and members of his family (the “JR Shaw Group”) currently own approximately 78.7% of the outstanding Class A Shares in the capital of the Corporation. The Class A Shares are the only shares of the Corporation entitled to vote in all circumstances. All of the Class A Shares held by the JR Shaw Group are subject to a voting trust agreement entered into by such persons. The voting rights with respect to such Class A Shares are exercised by the representative of a committee of five trustees. Accordingly, the JR Shaw Group is, and as long as it owns a majority of the Class A Shares will continue to be, able to elect a majority of the Board of Directors of the Corporation and to control the vote on matters submitted to a vote of the Corporation’s Class A shareholders.
LEGAL MATTERS
      Unless otherwise specified in the applicable Prospectus Supplement relating to Debt Securities, certain legal matters will be passed upon for the Corporation by Fraser Milner Casgrain LLP, Calgary, Alberta, and by Sherman & Howard LLC, Denver, Colorado. As to all matters of U.S. federal and New York law, Fraser Milner Casgrain LLP may rely upon the opinion of Sherman & Howard LLC.
      The partners and associates of Fraser Milner Casgrain LLP and Sherman & Howard LLC as a group beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Corporation.
DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT
      The following documents have been (or will be) filed with the SEC as part of the registration statement of which this Prospectus is a part:

•	the documents listed in the third paragraph under “Where You Can Find More Information” in this Prospectus;

•	consents of Independent Registered Public Accounting Firm and legal counsel;

•	powers of attorney from directors and officers of Shaw; and

•	form of the Trust Indenture relating to the Debt Securities.

PLAN OF DISTRIBUTION
      The Corporation may sell Debt Securities to or through underwriters or dealers, and also may sell Debt Securities to one or more other purchasers directly or through agents. A Prospectus Supplement relating to each issue of Debt Securities offered thereby will identify each underwriter, dealer or agent engaged by Shaw in connection with the sale of such issue and will set forth the terms of the offering of such Debt Securities, the method of distribution of such Debt Securities, including to the extent applicable, the proceeds to Shaw and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.
      Debt Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers.
      Underwriters, dealers and agents who participate in the distribution of Debt Securities may be entitled under agreements to be entered into with the Corporation to indemnification by the Corporation against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Corporation in the ordinary course of business.
      In connection with any underwritten offering of Debt Securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Debt Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.
      Each issue of Debt Securities will be a new issue of securities with no established trading market. Unless otherwise specified in a Prospectus Supplement relating to a specific issue of Debt Securities, such Debt Securities will not be listed on any securities exchange or on any automated dealer quotation system. Certain broker-dealers may make a market in Debt Securities but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker-dealer will make a market in Debt Securities or as to the liquidity of the trading market for Debt Securities. See “Risk Factors”.
EXPERTS
      The audited consolidated balance sheets of Shaw as at August 31, 2006 and 2005 and the consolidated statements of income and deficit and cash flows for the three years ended August 31, 2006 have been incorporated by reference in this Prospectus and in the registration statement of which this Prospectus forms a part, in reliance upon the reports of Ernst & Young LLP, also incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.